SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1Q15 Results

Copel records net income of R$ 470.0 million in the 1Q15

Copel’s net income totaled R$470.0 million in 1Q15, 19.4% lower than the R$583.1 million recorded in 1Q14, and EBITDA reached R $ 834.9 million, down 2.8% compared to the same period of 2014. This result reflects the increase in costs with the purchase of energy from the auctions (CCEARs) and Itaipu, partially offset by the upturn in revenue from electricity sales to final customers and distributors and revenue of R$560.9 million related to the balance of sectorial financial assets and liabilities.

	1Q15	4Q14	1Q14	Var.%
	(1)	(2)	(3)	(1/3)
Net Operating Revenues (R$ million)	4,237	4,462	3,051	38.9
Operating Income (R$ million)	717	362	816	(12.1)
Net Income (R$ million)	470	271	583	(19.4)
Earnings per share (R$)	1.72	0.99	2.13	(19.4)
EBITDA (R$ million)	835	519	859	(2.8)
Return on Shareholders' Equity (annualized)¹	14.5%	8.6%	19.3%	(25.0)
Energy Supply (GWh)	7,288	7,273	7,231	0.8
Capex² (R$ million)	428	389	456	(6.2)
EBITDA Margin	19.7%	11.6%	28.1%	(30.0)
Operating Margin	16.9%	8.1%	26.7%	(36.7)
Net Margin	11.1%	6.1%	19.1%	(42.0)
¹ Calculated according to the initial shareholders' equity for the year.
² Includes contributions and advances for future investments and capital increases.
Values subject to rounding adjustments.

Average Rates (R$/MWh)	Mar-15	Dec-14	Sep-14	Jun-14	Mar-14	Dec-13
Power Purchase Average Rate - Copel Dis	202.95	192.42	185.94	174.40	157.43	132.65
Retail Average Rate - Copel Dis	367.54	281.28	282.48	225.56	226.12	225.33
Sales to Distributors Average Rate - Copel GeT	147.23	154.92	116.06	150.56	147.72	125.18

Indicators	Mar-15	Dec-14	Sep-14	Jun-14	Mar-14	Dec-13
Equity	14,131,518	13,682,780	13,753,348	13,520,093	13,502,862	12,928,752
Net debt	5,081,599	4,722,942	3,169,611	3,102,659	2,816,772	2,280,339
Book Value per Share	51.64	50.00	50.26	49.41	49.34	47.24
Net debt/ Shareholders' Net Equity	46.4%	44.2%	41.1%	42.2%	33.6%	35.1%
Current Liquidity	1.3	1.3	1.4	1.7	1.5	1.4

CPLE3 | R$23.50 CPLE6 | R$33.65	ELP | US$10.48 XCOP | €9.59	Market value | R$7.7 bi * Quotes 03.31.2015

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	6
2.1 Operating Revenues	6
2.2 Operating Costs and Expenses	7
2.3 Equity in the Earnings of Subsidiaries	9
2.4 EBITDA	9
2.5 Financial Result	10
2.6 Consolidated Net Income	10
2.7 Consolidated Income Statement	11
3. Consolidated Balance Sheet	12
3.1 Assets	12
3.2 Liabilities	15
4. Performance of the Main Companies	18
4.1 Copel Geração e Transmissão	18
4.2 Copel Distribuição	19
4.3 Copel Telecomunicações	20
4.4 UEG Araucária	20
5. Investment Program	21
6. Power Market and Tariffs	22
6.1 Captive Market Copel Distribuição	22
6.2 Grid Market (TUSD)	23
6.3 Electricity Sales	23
6.4 Total Energy Sold	23
6.5 Energy Flow	25
6.6 Tariffs	27
7. Capital Market	28
7.1 Capital Stock	28
7.2 Stock Performance	29
7.3 Dividends and Interest on Own Capital	30
8. Operating Performance	31
8.1 Generation	31
8.2 Transmission	36
8.3 Distribution	37
8.4 Telecommunications	39
8.5 Equity Interests	40
8.6 New Projects	41
9. Other Information	44
9.1 Human Resources	44
9.2 Main Operational Indicators	45
9.3 1Q15 Results Conference Call	46
Exhibit I Consolidated Cash Flow Statement	47
Exhibit II Financial Statements Wholly Owned Subsidiaries	48
Exhibit III Financial Statements by Company	51

2

subject to rounding.

1. Main Events in the Period

Result of Net Sectorial Financial Assets and Liabilities

In 1Q15, Copel Distribuição recognized revenue of R$560.9 million related to the net balance of sectorial financial assets and liabilities in the period. Pursuant to CVM Resolution 732/14, which approved Technical Orientation OCPC 8, the recognition of certain sectorial financial assets or liabilities has become mandatory as of 2014, due to the execution of the Fourth Amendment to Copel Distribuição’s Concession Agreement, with the inclusion of the guarantee that the residual amounts of items of Portion A and other financial components not recovered or returned through the tariff will be considered in, or discounted from, the indemnification for non-amortized assets at the expiration of the concession for any reason. Please see item 4.2.

Electric Energy Trading Chamber - CCEE

Copel recorded revenue of R$994.1 million in CCEE in 1Q15, 32.4% higher than in the same period of 2014, due to the dispatch from the Araucária TPP, which has been operated by UEGA (a company controlled by Copel) from February 1, 2014, and the strategy of allocation of Copel Geração e Transmissão’s energy to the short-term market.

Evaluation Report of the Transmission Assets – RBSE and RPC

On March 31, 2015, Copel Geração e Transmissão presented to Aneel the appraisal report of the electricity transmission assets on May 31, 2000 (Existing System Basic Network – RBSE and Other Transmission Facilities – RPC) related to the concession agreement 060/2001.

The indemnification value calculated totals R$882.3 million with base date on December 31, 2012, while the book value of these assets, according our Standart Financial Statements, was R$160.2 million on the same date . The evaluation report was prepared by American Appraisal Ltda Assessment Services, in accordance with Aneel Resolution No. 589/2013 which establishes the criteria for the calculation of the New Replacement Value (NRV) of transmission facilities for indemnification purposes, pursuant Law No. 12,783/13. The Company awaits the validation of the information with the consequent calculation of the indeminifiable amount by Aneel’s Superintendence of Economic and Financial Oversight (SFF), which may lead to adjustments in the indeminifiable base.

The economic and financial effects and the recognition of their respective accounting impact on the Financial Statements will depend on the ratification of the final result of the evaluation report by the regulatory authority and the establishment, by the Ministry of Mines and Energy, of the form and period for receiving the indemnification.

3

subject to rounding.

Extraordinary Tariff Revision

On February 27, 2015, Aneel resolved on the Extraordinary Tariff Revision for electricity distributors. Copel Distribuição’s average tariff increase approved by Aneel was 36.79% as of March 2, 2015. Of this total, 22.14% is related to Electric Energy Development Account - CDE funds and 14.65% to the repositioning of energy acquisition costs. The Extraordinary Tariff Revision was due to a series of events that significantly impacted the costs of energy concessionaires, which were not included in the 2014 tariff increase, led by the upturn in CDE funds, costs with energy purchases, due to the increase in Itaipu’s tariff, and the high prices in recent auctions.

Tariff Flags

On January 1, 2015, the tariff flag system was introduced, pursuant to Aneel Resolution 547, of April 16, 2013, amended by Aneel Resolution 626, of September 30, 2014. In accordance with the model, the green, yellow and red flags indicate the country’s generation conditions. The amounts of the tariff flags will be approved by Aneel every calendar year, considering the projected variations related to generation costs of thermal power plants and to the exposure to the price of the spot market (PLD) that affect the electricity distribution agents connected to the National Connection System (SIN).

On February 27, 2015, Aneel approved the system’s improvement with the application of a single flat for the entire country (except for the States of Amazonas, Amapá and Roraima) and new amounts for each flag in order to reflect the real cost of generation conditions. The chart below shows the main changes adopted as of March 2, 2015.

	January and February/2015		From March/2015
Flag	Change	Tariff (R$/MWh	Change	Tariff (R$/MWh
	CMO¹ + ESS 2 < R$ 200.00/ MWh	-	CVU3 < R$ 200.00/MWh	-
	R$ 200.00/MWh < CMO + ESS	15.00	R$ 200.00/MWh < CVU < R$ 388.48/MWh 4	25.00
	CMO + ESS > R$ 350.00/MWh	30.00	CVU > R$ 388.48/MWh4	55.00
¹ CMO: Marginal Cost of Operation. It is the change of the operating cost required to meet additional demand MWh, using existing resources.
² ESS: System Service Charges.
³ CVU: Variable Unit Cost.
4 Maximum Value of Difference Settlement Price (PLD) .

In 1Q15, the Brazilian electricity sector operated with a red flag. At the end of March 2015, the Company recorded R$213.2 million related to revenue from tariff flags. However, Aneel issued technical notes 38/2015, 59/2015 and 118/2015 recognizing R$171.1 million related to 1Q15, (a) R$25.9 million of which related to January, (b) R$61.3 million to February and (c) R$83.9 million to March.

Centralized Account for Tariff Flag Funds – CCRBT

On February 4, 2015, the Brazilian government issued Decree 8,401 attributing to the Electric Energy Trading Chamber – CCEE the creation and management of the Centralized Account for Tariff Flag Funds – CCRBT, in which the distributors are to deposit the funds from tariff flags. The monthly amounts of the CCRBT’s financial transfers are calculated based on the net result between revenue from the application of the flags and the actual incurred costs of the purchase of thermal power and exposure to the spot market, not covered by the tariff in effect in the period.

4

subject to rounding.

Copel Distribuição transferred R$29.2 million to the CCRBT in 1Q15, (a) R$1.2 million of which related to January, (b) R$14.7 million to February and (c) R$13.3 million to March.

The costs not covered by transfers from the CCRBT will be recovered by the distribution concessionaires in the subsequent tariff process.

Dividends

The 60th Annual Shareholders’ Meeting (ASM) held on April 23, 2015 approved the distribution of R$622.5 million for fiscal year 2014 – equivalent to a 50% payout – R$380.8 million of which (R$350.8 million in dividends and R$30.0 million in interest on capital) was declared and paid on November 21, 2014, and R$241.7 million will be paid on June 22, 2015.

Colíder HPP

As a result of fortuitous events and force majeure and government acts during the implementation of the Colíder Hydroelectric Power Plant, Copel Geração e Transmissão is requesting with Aneel a waiver of responsibility, totaling 644 days, related to the delay in the plant’s startup, initially scheduled for December 30, 2014.

Copel GeT has been honoring Colíder HPP’s CCEAR commitments, totaling 125 average-MW, using energy from other plants in its portfolio. In order to so, the Company has refrained from selling energy in the spot market, at the PLD, in order to sell at the CCEAR prices (R$140.10/MWh on March 31, 2015).

In 1Q15, the delay led to a R$73.0 million revenue frustation, characterized by the difference between the selling price of the energy traded in the plant's CCEARs and the PLD, recorded as a provision for doubtful accounts. The Company awaits Aneel’s decision regarding the revision of the schedule for this plant’s startup in order to possibly reverse this provision.

Variable Unit Cost (CVU) - Araucária TPP

For operating without an availability agreement, the variable unit cost of Araucária TPP is calculated and established by Aneel in order to restore, in addition to fuel costs, operating costs and the return on assets. Through Order 210, of January 28, 2015, Aneel approved for UEGA, on a provisional basis, a CVU of (a) R$765.86/MWh from February, to May, 2015 and (b) R$595.11/MWh from June, 2015 to January, 2016. For further details, please refer to item 4.4.

5

subject to rounding.

Startup – Foz do Chopim - Salto Osório Transmission Line

On March 29, 2015, the Foz do Chopim – Salto Osório Transmission Line began operating in the southwest State of Paraná. With total investments of R$10.0 million (including the adjustment of substations), the project is composed of a 230 kV 10-km transmission line and adds R$1.1 million to Copel GeT’s Annual Permitted Revenue (RAP). For further details, please refer to item 8.2.

Start-up –Wind Farms

The Santa Maria and Santa Helena wind farms began operations, each one with installed capacity of 29.7 MW and assured energy of 15.7 average-MW. These projects belong to the Brisa Potiguar Wind Farm Complex, in Rio Grande do Norte State. As a result, Copel now has an installed capacity of 153.4 MW in wind power projects in operation, plus 456.2 MW under construction.  For further details, please refer to item 8.1.

2. Financial Performance

2.1 Operating Revenues

In 1Q15, operating revenues reached R$4,237.1 million, 38.9% up on the R$3,051.1 million in the same period of 2014, led by:

(i) the 44.0% increase in revenue from “electricity sales to final customers”, (which reflects only actual sales revenues, excluding the distribution grid tariff TUSD), chiefly due to (a) the 24.86% tariff increase applied to Copel Distribuição’s tariffs as of June 24, 2014, (b) the Extraordinary Tariff Revision – RTE, which increased Copel Distribuição’s tariffs by 36.79% as of March 2, 2015 and (c) the 1.7% expansion of Copel Distribuição’s captive market over

(ii) the 16.7% increase in “electricity sales to distributors”, mainly due to result of the upturn in spot market revenue due to the higher volume of energy sold by the Araucária TPP in the spot market compared to 1Q14, as the plant was not operated by UEGA in January 2014, and the higher energy volume allocated to the spot market by Copel GeT (1,522 GWh in 1Q15 versus 501 GWh in 1Q14);

(iii) the “use of the main transmission grid” (TUSD and TUST revenue) increased by 6.7%, mainly due to the RAP increase as of July 2014. The TUSD upturn was offset by consumer charges in the period;

1Q14;

6

subject to rounding.

(iv) the 7.5% reduction in “construction revenue”, as a result of the booking of investments in construction services and improvements to electricity distribution and transmission infrastructure;

(v) the 21.3% upturn in “revenues from telecommunication”,  following the expansion of the area of operations and the provision of services to new customers – the customer base grew from 10,269 at the end of March 2014 to 27,594 to the end of March 2015;

(vi) a 50.2% increase in “piped gas distribution” (supplied by Compagas), chiefly due to the tariff adjustment (7.0% in March 2014) and market growth, mainly in the industrial segment with the entry of new customers;

(vii) the R$560.9 million booked under “result of sectorial financial assets and liabilities” mainly as a result of CDE funds and the electricity purchased for resale. These costs were integrated into Copel Distribuição’s tariff only as of March 2, 2015, after the Extraordinary Tariff Revision; and

(viii) reduction of 58.0% in “other operating revenues”, chiefly due to (a) the change in the recording of the amounts related to the compensation of unavailability of electricity generation, pursuant to Aneel Dispatch 4,786/2014, and (b) lower lease revenue due to the expiration, on January 31, 2014, of the Araucária TPP lease agreement with Petrobras.

				R$ '000
Income Statement	1Q15 (1)	4Q14 (2)	1Q14 (3)	Var. % (1/3)
Electricity sales to final customers	1,328,700	1,298,782	922,710	44.0
Electricity sales to distributors	1,293,020	1,131,857	1,107,926	16.7
Use of the main distribution and transmission grid	595,105	588,746	557,924	6.7
Construction revenue	268,232	307,014	289,848	(7.5)
Revenues from telecommunications	47,602	43,278	39,252	21.3
Distribution of piped gas	121,475	118,898	80,861	50.2
Result of sectorial financial assets and liabilities	560,885	1,033,866	-	-
Other operating revenues	22,083	(60,054)	52,551	(58.0)
Operating revenue	4,237,102	4,462,387	3,051,072	38.9

2.2 Operating Costs and Expenses

In 1Q15, operating costs and expenses reached R$3,607.8 million, 50.2% up on the R$2,401.8 million recorded in 1Q14. The most important variations were:

(i) the 82.4% increase in “electricity purchased for resale” due to higher costs in energy acquisition (a) in the auctions (CCEAR), a result of the new energy purchase agreements at higher prices (in the 18th Adjustment Auction, held on January 15, 2015, Copel Dis acquired 302 average-MW at R$385.87/MWh) and the adjustment of agreements by inflation, (b) in Itaipu, due to the tariff increase and the dollar appreciation, and (c) the end of the transfer of CDE and ACR account funds, which totaled R$831.8 million in 1Q14 and offset the costs in that period;

7

subject to rounding.

				R$'000
Electricity Purchased for Resale	1Q15 (1)	4Q14 (2)	1Q14 (3)	Var.% (1/3)
CCEAR (Auction)	1,092,248	954,978	620,303	76.1
Itaipu Binacional	372,601	209,536	182,265	104.4
CCEE	407,251	604,331	995,843	(59.1)
(-) Transfer CDE and ACR funds - CCEE	-	(95,819)	(831,771)	-
Proinfa	44,043	45,832	46,000	(4.3)
Bilateral	18,990	16,993	60,162	(68.4)
(-) PIS/Pasep and Cofins	(143,381)	(123,622)	(90,492)	58.4
TOTAL	1,791,752	1,612,229	982,310	82.4

(ii) the 61,1% increase in “charges of the main distribution and transmissio grid ”, basically due to  the operational start-up of new assets in the system, the higher cost with System Service Charges (ESS) due to the increased thermal dispatch in the period, and the increase in the tariff to use the transmission system from Itaipu;

Charges of the main distribution and transmission grid	1Q15 (1)	4Q14 (2)	1Q14 (3)	Var.% (1/3)
System usage charges	155,373	151,537	109,247	42.2
Itaipu transportation charges	18,596	18,416	14,920	24.6
System Service Charges - ESS	52,563	18,870	20,135	161.1
(-) Reserve energy account - Coner	-	(232,706)	-	-
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(16,118)	2,868	(13,726)	17.4
TOTAL	210,414	(41,015)	130,576	61.1

(iii) “personnel and management” increased by 11.4% in the period, totaling R$243.8 million, reflecting mainly the 7.5% adjustment in wages and salaries, in force as of October 2014;

(iv) the 29.9% upturn in “pension and healthcare plans”, which reflects the accrual of amounts calculated in accordance with CVM Resolution 695/2012, mainly by higher expenses with the assistance plan in the period;

 (v) the “materials and supplies for power electricity” line includes costs with the acquisition of coal for the Figueira Thermal Power Plant and natural gas for the Araucária Thermal Power Plant, and considers the elimination between companies of the same group (Araucaria TPP buys gas from Compagas);

(vi) the 11.4% upturn in “natural gas and supplies for the gas business", as a result of the purchase of natural gas by Compagas to supply, especially, the Araucária Thermal Power Plant, which has been operated by UEGA, a company controlled by Copel, since February 1, 2014;

(vii) “third-party services” rose by 19.0% as a result of higher costs with the maintenance of the electrical system, and metering and bill delivery, partially offset by the decline in costs with the maintenance of facilities;

8

subject to rounding.

(viii) “provisions and reversals” totaled R$220.8 million in the period owing to due to the provision of R$129.8 million chiefly related to litigation related to civil, administrative and labor claims and R$91.3 million in doubtful accounts, R$73.0 million of which related to the differences between the energy selling prices traded in the CCEARs in the Colíder Hydroelectric Power Plant and the PLD;

(ix) the 8.4% decrease in “construction cost” resulted from investments in power distribution and transmission in the period; and

(x) “other costs and expenses” climbed by 50.9%, chiefly due to higher costs with financial compensation for the use of water resources, as a result of the increased production of hydroelectric power in the period and losses in the deactivation and sale of assets.

				R$ '000
Operating Costs and Expenses	1Q15 (1)	4Q14 (2)	1Q14 (3)	Var. % (1/3)
Electricity purchased for resale	1,791,752	1,612,229	982,310	82.4
Charge of the main distribution and transmission grid	210,412	(41,015)	130,577	61.1
Personnel and management	243,801	381,187	218,824	11.4
Pension and healthcare plans	64,188	57,169	49,417	29.9
Materials and supplies	20,703	18,462	18,186	13.8
Materials and supplies for power eletricity	46,725	58,422	4,928	848.2
Natural gas and supplies for the gas business	350,556	409,256	314,758	11.4
Third-party services	109,236	119,204	91,785	19.0
Depreciation and amortization	159,271	167,478	153,972	3.4
Provisions and reversals	220,773	927,769	61,034	261.7
Construction cost	273,186	314,169	298,281	(8.4)
Other cost and expenses	117,208	126,746	77,680	50.9
TOTAL	3,607,811	4,151,076	2,401,752	50.2

2.3 Equity in the Earnings of Subsidiaries

Equity in the results of subsidiaries reflects gains and losses from investments in Copel’s investees. In 1Q15, equity in the earnings of subsidiaries totaled R$46.4 million, consisting mainly by gains the SPCs transmission in Sanepar, Domino Holdings, Foz do Chopim Energética and Dona Francisca.

2.4 EBITDA

Earnings before interest, taxes, depreciation and amortization amounted to R$834.9 million in 1Q15, 2.8% lower than in the same period last year (R$858.6 million).

9

subject to rounding.

2.5 Financial Result

In 1T15, financial income totaled R$219.9 million, down 2.3% compared to the same period of 2014 due to lower income from financial investments and lowest recorded inflation adjustments on receivable related to  concession and CRC transfer, reflecting the lower inflation (IGP-M and IGP-DI respectively) in the period, partially offset by the recognition of R$ 45.3 million in income from sectorial assets and liabilities.

Financial expenses totaled R$179.0 million in 1T15, 56.9%  higher over 1Q14, chiefly due to the increase in debt charges and monetary variance, reflecting higher financing and debentures.

Thus, the financial results of 1T15 was positive by R$40.9 million, 63.2% lower than the R$111.0 million in the same period last year.

				R$'000
	1Q15	4Q14	1Q14	Var%
	(1)	(2)	(3)	(1/3)
Financial Revenues	219,876	195,471	225,011	(2.3)
Income and monetary variation on CRC transfer	51,993	49,185	57,844	(10.1)
Income from investments held for trading	22,511	45,556	37,001	(39.2)
Monetary restatement on indemnifiable assets - concession	43,567	40,028	53,370	(18.4)
Late fees on electricity bills	34,344	21,734	40,413	(15.0)
Monetary restatement on indemnified assets - extension of the concession	7,976	7,579	18,677	(57.3)
Income from financial investments available for sale	4,562	7,810	5,119	(10.9)
Income from financial investments held to maturity	-	7	-	-
Income from sectorial assets and liabilities	45,329	-	-	-
Other financial revenues	9,594	23,572	12,587	(23.8)
Financial Expenses	(178,991)	(184,645)	(114,044)	56.9
Debt charges	(113,487)	(110,523)	(71,794)	58.1
Monetary variation - ANEEL Concession - Use of public asset	(22,152)	(20,138)	(22,987)	(3.6)
Pis/ Pasep and Cofins taxes over interest on equity	-	(27,662)	-	-
Income from sectorial assets and liabilities	(14,879)	-	-	-
Monetary and exchange variation	(7,838)	(2,483)	(4,887)	60.4
Interest on R&D and PEE	(7,146)	(6,773)	(4,871)	46.7
Other financial expenses	(13,489)	(17,066)	(9,505)	41.9
Financial income (expenses)	40,885	10,826	110,967	(63.2)

2.6 Consolidated Net Income

Copel recorded net income of R$470.0 million in 1Q15, 19.4% lower than in the same period of 2014 (R$583.1 million).

10

subject to rounding.

2.7 Consolidated Income Statement

Income Statement	1Q15	4Q14	1Q14	Var.%
	(1)	(2)	(3)	(1/3)
OPERATING REVENUES	4,237,102	4,462,387	3,051,072	38.9
Electricity s ales to final cus tomers	1,328,700	1,298,782	922,710	44.0
Electricity s ales to dis tributors	1,293,020	1,131,857	1,107,926	16.7
Us e of the mai n distri bution a nd transmission grid	595,105	588,746	557,924	6.7
Cons truction revenue	268,232	307,014	289,848	(7.5)
Revenues from telecommunications	47,602	43,278	39,252	21.3
Distribution of piped gas	121,475	118,898	80,861	50.2
Result of Sectorial financial assets and liabi lities	560,885	1,033,866	-	-
Other operating revenues	22,083	(60,054)	52,551	(58.0)
OPERATING COSTS AND EXPENSES	(3,607,811)	(4,151,076)	(2,401,752)	50.2
Electricity purchased for resale	(1,791,752)	(1,612,229)	(982,310)	82.4
Charge of the main dis tribution and transmis sion grid	(210,412)	41,015	(130,577)	61.1
Personnel and management	(243,801)	(381,187)	(218,824)	11.4
Pens ion and healthcare plans	(64,188)	(57,169)	(49,417)	29.9
Materials and supplies	(20,703)	(18,462)	(18,186)	13.8
Materials and supplies for power eletri city	(46,725)	(58,422)	(4,928)	848.2
Na tural gas and suppl ies for the gas business	(350,556)	(409,256)	(314,758)	11.4
Third-party services	(109,236)	(119,204)	(91,785)	19.0
Depreciation a nd a morti za tion	(159,271)	(167,478)	(153,972)	3.4
Provi sions a nd reversals	(220,773)	(927,769)	(61,034)	261.7
Cons truction cost	(273,186)	(314,169)	(298,281)	(8.4)
Other cost and expens es	(117,208)	(126,746)	(77,680)	50.9
EQUITY IN EARNINGS OF SUBSIDIARIES	46,362	39,904	55,269	(16.1)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	675,653	351,215	704,589	(4.1)
FINANCIAL RESULTS	40,885	10,826	110,967	(63.2)
Financial income	219,876	195,471	225,011	(2.3)
Financial expens es	(178,991)	(184,645)	(114,044)	56.9
OPERATIONAL EXPENSES/ INCOME	716,538	362,041	815,556	(12.1)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(246,547)	(91,178)	(232,506)	6.0
Income tax and social contribution on profit	(308,560)	(72,943)	(283,071)	9.0
Deferred income tax and s ocial contribution on profit	62,013	(18,235)	50,565	22.6
NET INCOME (LOSS)	469,991	270,863	583,050	(19.4)
Attributed to controlling shareholders	433,968	237,142	536,567	(19.1)
Attributed to non-controlling interest	36,023	33,605	46,483	(22.5)
EBITDA	834,924	518,693	858,561	(2.8)

11

subject to rounding.

3. Consolidated Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2014 are described below. Please refer to the Explanatory Notes to our Quarterly Financial Information for further information.

3.1 Assets

On March 31, 2015, Copel’s assets totaled R$27,398.5 million, 6.9% up on December 31, 2014.

Main asset accounts

Cash, Cash Equivalents and Bonds and Securities

On March 31, 2015, the cash, cash equivalents and bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$1,469.6 million, 10.4% higher than the R$1,331.5 million recorded in 2014, and were mostly invested in Bank Deposit Certificates (CDBs) and repo transactions. The investments earned an average yield of the period variation in the Interbank Deposit Certificate (CDI) rate.

Customers

In 1Q15, “customers” increased by 25.9% compared to 2014, totaling R$2,838.2 million, reflecting mainly chiefly due to the recording of R$719.3 million related to the allocation of energy at spot market, R$484.0 million of which to the Araucária TPP and R$235.3 million to Copel GeT, and the recognition of the provision for doubtful accounts of R$73.0 million related to differences between the Colíder HPP’s energy selling prices traded in the CCEARs and the PLD  in the period.

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities until April 2025. The current CRC balance is R$1,351.5 million.

The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum, whose amortizations are guaranteed by dividends.

Sectorial Financial Assets

As a result of  the execution of the Fourth Amendment to Copel Distribuição’s Concession Agreement, with the inclusion of the guarantee that the residual amounts of items of Portion A and other financial components not recovered or returned via the tariff will be considered in, or discounted from, the indemnification for non-amortized assets at the expiration of the concession, and the CVM Resolution 732/14, approved Technical Orientation OCPC 8 as of the fiscal year ended December 31, 2014, it became mandatory  recognition of sectorial financial assets or liabilities in the financial statements. On March 31, 2015, the balance of net sectorial financial assets totaled R$1,426.1 million, R$862.2 million of which corresponds to the accumulated deferrals restated by the IGP-M general price market index related to the 2013 and 2014 tariff adjustments. For further details, please refer to our ITRs (note 9).

12

subject to rounding.

Accounts Receivable Related to the Concession Extension

Following Copel Geração e Transmisão’s acceptance of the conditions established by the government agency for the anticipation of the extension of the transmission assets (Provisional Measure 579), on November 1, 2012, through Ordinances 578 and 579 and Interministerial Ordinance 580, the Ministry of Mines and Energy announced the indemnification the Company is entitled to under Transmission Concession Agreement 060/2001, in the amount of R$893.9 million (considering only the assets that began operating after May 2000). On March 31, the amount recorded in this account totaled R$469.2 million.

With the enactment of Law 12783, on January 11, 2013, the government agency reconsidered the right of indemnification for the assets existing on May 31, 2000 (RBSE), and Aneel Resolution 589, of December 13, 2013, established that the indemnification would be calculated based on the New Replacement Value (VNR), less the asset depreciation rate.

On March 31, 2015, Copel Geração e Transmissão presented to Aneel the appraisal report of the electricity transmission assets on May 31, 2000 (Existing System Basic Network – RBSE and Other Transmission Facilities – RPC) related to the concession agreement 060/2001.

The indemnification value calculated totals R$882.3 million with base date on December 31, 2012, while the book value of these assets, according our Standart Financial Statements, was R$160.2 million on the same date . The evaluation report was prepared by American Appraisal Ltda Assessment Services, In accordance with Aneel Resolution No. 589/2013 which establishes the criteria for the calculation of the New Replacement Value (NRV) of transmission facilities for indemnification purposes, pursuant Law No. 12,783/13. The Company awaits the validation of the information with the consequent calculation of the indeminifiable amount by Aneel’s Superintendence of Economic and Financial Oversight (SFF), which may lead to adjustments in the indeminifiable base.

Investments, Property, Plant and Equipment and Intangible Assets

"Investments" moved up by 4.0% until March 31, 2015, due to period transfers and equity in the earnings of subsidiaries.  “Property, plant and equipment” increased by 4.0%, due to new assets, in accordance with the Company's investment program, net of period depreciation. “Intangible assets” fell by 6.8%, chiefly due to the capitalization of accounts receivable related to the concession, partially offset by the recognition of investments in new assets at Copel Distribuição.

13

subject to rounding.

					R$'000
Assets	Mar-15	Dec-14	Mar-14	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	6,437,135	5,218,176	5,591,745	23.4	15.1
Cas h and cash equivalents	1,132,473	740,131	1,384,692	53.0	(18.2)
Bonds and s ecurities	280,390	459,115	219,467	(38.9)	27.8
Collaterals and escrow accounts	8,326	13,497	567	(38.3)	-
Cus tomers	2,762,703	2,178,816	2,007,121	26.8	37.6
Dividends receivable	28,209	26,332	15,028	7.1	87.7
CRC trans ferred to the State of Paraná	96,713	94,579	87,447	2.3	10.6
Net sectorial financial as sets	1,003,048	609,298	-	64.6	-
Account receivable related to conces sion	7,103	7,430	4,726	(4.4)	50.3
Accounts receivable related to the concess ion extension	309,022	301,046	352,161	2.6	(12.2)
Other current receivables	435,236	415,818	1,154,082	4.7	(62.3)
Inventories	137,835	150,622	132,997	(8.5)	3.6
Income tax and social contribution	103,308	105,074	76,836	(1.7)	34.5
Other current recoverable taxes	99,225	96,285	137,756	3.1	(28.0)
Prepaid expenses	33,544	20,133	18,865	66.6	77.8
NON-CURRENT	20,961,318	20,399,966	18,842,459	2.8	11.2
Long Term Assets	8,575,921	8,261,472	7,380,483	3.8	16.2
Bonds and s ecurities	56,768	132,210	112,486	(57.1)	(49.5)
Collaterals and escrow accounts	67,319	56,956	43,829	18.2	53.6
Cus tomers	75,457	75,696	145,356	(0.3)	(48.1)
Net sectoral financial assets	1,254,741	1,249,529	1,307,932	0.4	(4.1)
CRC trans ferred to the State of Paraná	700,125	736,253	688,654	(4.9)	1.7
Judicial deposits	423,039	431,846	-	(2.0)	-
Account receivable related to conces sion	4,770,097	4,417,987	3,698,291	8.0	29.0
Accounts receivable related to the concess ion extension	160,217	160,217	277,605	-	(42.3)
Other non-current receivables	77,150	85,324	29,769	(9.6)	159.2
Income tax and social contribution	131,676	128,615	184,887	2.4	(28.8)
Deferred income tax a nd s ocial contribution	577,113	526,046	766,016	9.7	(24.7)
Other non-current recoverable taxes	121,757	123,481	125,259	(1.4)	(2.8)
Prepaid expenses	175	175	399	-	(56.1)
Related parti es	160,287	137,137	-	16.9	-
Investments	1,725,899	1,660,150	1,242,897	4.0	38.9
Property, plant and equipment, net	8,632,727	8,304,188	8,089,560	4.0	6.7
Intangible assets	2,026,771	2,174,156	2,129,519	(6.8)	(4.8)
TOTAL	27,398,453	25,618,142	24,434,204	6.9	12.1

14

subject to rounding.

3.2 Liabilities

Main liability accounts

Supplier

In 1Q15, “suppliers” increased by 20.3% to R$1,931.3 million mainly due to the higher cost of electricity purchased for resale.

Debt and Shareholders’ Equity

Copel’s consolidated debt totaled R$6,551.2 million on March 31, 2015, representing 46.4% of its consolidated shareholders’ equity, which closed the period at R$14,131.5 million, equivalent to R$51.64 per share (book value per share).

The breakdown of loans, financing and debentures is shown in the table below:

					R$'000
			Short term	Long term	Total
	Foreign Currency	National Treasury	1,541	83,978	85,519
		Total	1,541	83,978	85,519
		Eletrobras - COPEL	49,750	74,094	123,844
		FINEP	5,740	26,035	31,775
		BNDES	89,343	1,426,087	1,515,430
	Domestic Currency	Banco do Brasil S/A and other	728,119	964,549	1,692,668
		Promissory notes	450,925	-	450,925
		Debentures	510,804	2,140,265	2,651,069
		Total	1,834,681	4,631,030	6,465,711
TOTAL			1,836,222	4,715,008	6,551,230

Loans, financing and debentures maturities are presented below:

R$'000
	Short Term Apr-15 - Mar-16	Long Term						Total
		Apr-16 - Dec-16	2017	2018	2019	2020	From 2021
Domestic Currency	1,834,681	1,013,692	1,205,499	688,932	580,709	130,244	1,011,954	6,465,711
Foreign Currency	1,541	-	-	-	-	-	83,978	85,519
TOTAL	1,836,222	1,013,692	1,205,499	688,932	580,709	130,244	1,095,932	6,551,230

At the end of March 2015, the Company had R$810.2 million in suretyships and guarantees, as shown below.

15

subject to rounding.

			R$'000
Guarantees and Endorsements¹	Copel's Stake	Mar-2015
Dona Francisca	23.03%	616
SPCs		860,557
Transmissora Sul Brasileira	20.00%	68,310
Caiuá Transmissora	49.00%	43,587
Integração Maranhense	49.00%	72,604
Matrinchã Transmissora	49.00%	300,485
Guaraciaba Transmissora	49.00%	202,026
Costa Oeste	51.00%	17,692
Mata de Santa Genebra	50.10%	25,603
Paranaíba	24.50%	89,651
Marumbi	80.00%	40,598
TOTAL		861,173
¹ Adjusted for Copel’s stake.

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

Accounts Payables related to the Concession – Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

					R$'000
Elejor	Mauá	Colíder	Baixo Iguaçu	SPP¹	Total
457,096	14,608	20,222	5,642	3,090	500,658
¹Relative to SPP Cavernoso, Apucaraninha, Chopim I , Chaminé and Derivação Rio Jordão.

16

subject to rounding.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

					R$ '000
Probable Losses - Consolidated	Mar-15	Dec-14	Mar-14	Var %	Var %
	(1)	(2)	(3)	(1/2)	(1/3)
Tax	283,024	291,844	287,842	(3.0)	(1.7)
Labor suits	348,250	326,246	203,570	6.7	71.1
Employees and Benefits	119,151	114,543	96,179	4.0	23.9
Civil	818,267	755,077	673,889	8.4	21.4
Suppliers	56,025	60,680	63,415	(7.7)	(11.7)
Civil and administrative claims	295,904	256,169	209,037	15.5	41.6
Easements	37,575	25,407	13,756	47.9	173.2
Condemnations and property	413,876	402,219	377,745	2.9	9.6
Customers	14,887	10,602	9,936	40.4	49.8
Environmental claims	508	479	220	6.1	130.9
Regulatory	50,309	58,443	52,233	(13.9)	(3.7)
TOTAL	1,619,509	1,546,632	1,313,933	4.7	23.3

The cases classified as possible losses, as estimated by the Company and its controlled companies at the end of 1Q15, totaled R$2,667.2 million, 2.6% lower on December 2014, distributed in lawsuits of the following natures: tax - R$1,214.1 million; civil - R$760.2 million; labor - R$559.4 million; employee benefits - R$112.1 million; and regulatory - R$21.4 million.

17

subject to rounding.

					R$'000
	Mar-15	Dec-14	Mar-14	Var.%	Var.%
Liabilities
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	5,129,417	4,055,393	3,803,815	26.5	34.8
Payroll, social charges and accruals	253,680	252,618	233,739	0.4	8.5
Suppliers	1,913,652	1,587,205	1,916,136	20.6	(0.1)
Income tax and social contribution payable	249,077	309,881	200,688	(19.6)	24.1
Other taxes due	166,025	137,329	237,037	20.9	(30.0)
Loans, financing and debentures	1,836,222	1,299,117	777,959	41.3	136.0
Minimum compulsory dividend payable	41,178	19,691	15,522	109.1	165.3
Post employment benefits	37,047	37,404	31,682	(1.0)	16.9
Customer charges due	172,121	23,233	34,129	640.8	404.3
Research and development and energy efficiency	171,500	175,972	130,725	(2.5)	31.2
Accounts Payable related to concession - Us e of Public Property	55,055	54,955	52,099	0.2	5.7
Other accounts payable	233,860	157,988	174,099	48.0	34.3
NON-CURRENT	8,137,518	7,879,969	7,127,527	3.3	14.2
Suppliers	17,625	17,625	44,904	-	(60.7)
Deferred income tax and social contribution	4,555	15,218	381,889	(70.1)	(98.8)
Other taxes due	259,216	87,129	73,615	197.5	252.1
Loans, financing and debentures	4,715,008	4,755,281	3,755,458	(0.8)	25.6
Post employment benefits	887,630	861,214	953,328	3.1	(6.9)
Research and development and energy efficiency	188,097	159,792	172,767	17.7	8.9
Accounts Payable related to concession - Us e of Public Property	445,603	436,772	431,403	2.0	3.3
Other accounts payable	275	306	230	(10.1)	19.6
Tax, social security, l abor and civil provisions	1,619,509	1,546,632	1,313,933	4.7	23.3
EQUITY	14,131,518	13,682,780	13,502,862	3.3	4.7
Attributed to controlling shareholders	13,765,204	13,330,689	13,179,516	3.3	4.4
Share capital	6,910,000	6,910,000	6,910,000	-	-
Equity valuation adjustments	946,829	976,964	949,261	(3.1)	(0.3)
Legal reserves	685,147	685,147	624,849	-	9.7
Retained earnings	4,516,825	4,516,825	3,897,833	-	15.9
Additional proposed dividends	241,753	241,753	235,498	-	2.7
Accrued earnings	464,650	-	562,075	-	(17.3)
Attributable to non-controlling interest	366,314	352,091	323,346	4.0	13.3
TOTAL	27,398,453	25,618,142	24,434,204	6.9	12.1

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

In 1Q15, Copel GeT’s operating revenues totaled R$908.9 million, 7.8% up to R$843.1 million recorded in 1Q14, mainly fueled by  (a) the 28.4% increase in revenue from electricity sales to final customers, due to adjustments to current agreements with free consumers (b) the 4.4% upturn in revenue from electricity sales to distributors, as a result of the higher volume of energy allocated to the spot market and (c) the 42.1% increase in the  use of the main transmission grid, as a result of the increase in Annual Permitted Revenue (RAP) of the transmission assets and the startup of new assets, partially offset by the 22.6% decline in construction revenue, due to the construction of transmission assets.

18

subject to rounding.

Operating costs and expenses of R$481,5 million moved up by 33.3% between 1Q14 and 1Q15, influenced by the R$124.6 million recorded in provisions and reversals, chiefly due to the recording of R$73.0 million related to the difference between the Colíder Hydroelectric Power Plant’s energy selling prices traded in the CCEARs and the difference settlement price (PLD), and the 16.6% increase in charges for the use of the main transmission grid.

Equity in the earnings of subsidiaries amounted to R$123.3 million in 1Q15, chiefly due to Copel GeT’s interest in UEGA (60%), an amount that is eliminated in the consolidated income statement because they are companies belonging to the same group.In 1Q15, Copel GeT recorded net income of R$408.5 million, and EBITDA of R$622.6 million.

	1Q15	4Q14	1Q14	Var.%
Main Indicators
	(1)	(2)	(3)	(1/3)
Net Operating Revenue (R$ million)	908.9	654.2	843.1	7.8
Operating Income (R$ million)	554.2	(665.3)	607.5	(8.8)
Net Income (R$ million)	408.5	(304.4)	431.6	(5.3)
EBITDA (R$ million)	622.6	(608.5)	644.8	(3.5)
Operating Margin	61.0%	-	72.1%	(15.4)
Net Margin	44.9%	-	51.2%	(12.2)
EBITDA Margin	68.5%	-	76.5%	(10.4)
Investment Program (R$ million)	180.2	145.8	158.8	13.5

4.2 Copel Distribuição

In 1Q15, Copel Distribuição’s net operating revenues came to R$2,598.7 million, 58.5% higher than the R$1,639.7 million recorded in 1Q14, chiefly due to (a) increase of 24.86% applied to the tariffs of Copel Distribuição from June 24, 2014, (b) the recognition of R$560.9 million related to income from result of sectorial financial assets and liabilities, (c) the Extraordinary Tariff Review, wihich adjusted by 36.79% the tariffs of Copel Distribution from March 2, 2015, and (d) growth of 1.7% in the captive market during the period.

Operating costs and expenses of R$2,609.0 million  moved up by 52.1%, due to the 72.3% increase in costs with electricity purchased for resale as a result of the startup of new energy purchase contracts (CCEARs) at higher prices (in the 18th Adjustment Auction, held on January 15, 2015, Copel DIS acquired 302 MW-average at R$385.87/MWh), the increase of Itaipu tariff and the R$78.8 million in provisions and reversals related mainly to suppliers and labor claims. Copel Distribuição’s net income reached R$28.8 million in 1Q15 and EBITDA came to R$48.8 million.

19

subject to rounding.

	1Q15	4Q14	1Q14	Var.%
Main Indicators
	(1)	(2)	(3)	(1/3)
Net Operating Revenue (R$ million)	2,598.7	3,019.6	1,639.7	58.5
Operating Income (R$ million)	47.6	935.3	(19.3)	-
Net Income (R$ million)	28.8	615.4	(14.6)	-
EBITDA (R$ million)	48.8	968.7	(20.7)	-
Operating Margin	1.8%	31.0%	-1.2%	-
Net Margin	1.1%	20.4%	-0.9%	-
EBITDA Margin	1.9%	32.1%	-1.3%	-
Investment Program (R$ million)	166.2	83.7	228.6	(27.3)

4.3 Copel Telecomunicações

Copel Telecomunicações’ operating revenues totaled R$64.8 million in 1Q15, 33.9% higher than the R$48.4 million recorded in 1Q14, chiefly due the expansion of the operating area and the services provided for new customers. Operating costs and expenses grew by 54.7%, reaching R$43.2 million in 1Q15,influenced by (a) the 75.7% increase in personnel and management expenses due to the Company’s restructuring, with Copel’s IT department becoming part of Copel Telecom’s staff, and (b) the 82.8% increase in third-party services as a result of new client connections.

Net income for the period was R$14.5 million, up 1.3% compared to 1T14. EBITDA had an increase of 6.1%, reaching R$28.9 million against R$ 27.2 million in the same period.

	1Q15	4Q14	1Q14	Var.%
Main Indicators
	(1)	(2)	(3)	(1/3)
Net Operating Revenue (R$ million)	64.8	61.5	48.4	33.9
Operating Income (R$ million)	22.0	13.7	21.7	1.6
Net Income (R$ million)	14.5	15.6	14.3	1.3
EBITDA (R$ million)	28.9	20.7	27.2	6.1
Operating Margin	34.0%	22.3%	44.8%	(24.2)
Net Margin	22.4%	25.4%	29.6%	(24.3)
EBITDA Margin	44.6%	33.7%	56.3%	(20.8)
Investment Program (R$ million)	25.1	35.5	19.4	29.3

4.4 UEG Araucária

The Araucária TPP was dispatched throughout the first quarter of 2015, generating a total of 963 GWh in the period. With this, the net operating revenue of UEGA was R$560.1 million, up 18.1% increase compared to 1Q14. Net income was R$155.3 million, 16.4% higher than the R$133.5 million in 1Q14. EBITDA reached R$238.6 million, 43.2% increase compared to the same period last year.

20

subject to rounding.

In January 2014, the Araucária Thermal Power Plan was leased to Petrobras and Copel received a fixed amount related to the lease agreement. Since February 1, 2014 to operate the plant again be under the responsibility of UEGA, a subsidiary of Copel, which has 80% of its share capital (60% Copel GeT and 20% Copel).

	1Q15	4Q14	1Q14	Var.%
Main Indicators
	(1)	(2)	(3)	(1/3)
Net Operating Revenue (R$ million)	560.1	625.9	474.4	18.1
Operating Income (R$ million)	235.4	225.0	160.6	46.6
Net Income (R$ million)	155.3	154.7	133.5	16.4
EBITDA (R$ million)	238.6	218.6	166.6	43.2
Operating Margin	42.0%	35.9%	33.9%	24.2
Net Margin	27.7%	24.7%	28.1%	(1.4)
EBITDA Margin	42.6%	34.9%	35.1%	21.3

The Araucária TPP does not have an availability agreement and operates under the merchant model and the energy produced is sold on the spot market. Copel consolidates the whole of UEGA’s net income/(loss) so that Petrobras portion is booked under “net income/(loss) attributable to non-controlling shareholders”. More details in the Exhibit III.

5. Investment Program

For the year 2015, Copel’s investment program provides for the amount of R$2,476.9 million, of which R$427.5 million were recorded in 1Q15, as detailed below:

		R$ million
Subsidiary / SPC	Carried out	Scheduled
	1Q15	2015
Copel Geração e Transmissão	180.1	1,300.1
HPP Colíder	56.2	345.1
HPP Baixo Iguaçu	19.0	158.5
TL Araraquara / Taubaté	11.1	144.0
TL Figueira-Londrina / Foz do Chopim-Salto Osório	13.5	10.5
SE Paraguaçu Paulista	18.4	40.2
TL Bateias - Curitiba Norte	3.8	42.0
TL Foz do Chopim - Realeza	0.1	17.5
TL Assis - Londrina	-	19.7
SPC Matrinchã Transmissora de Energia ¹	-	104.9
SPC Guaraciaba Transmissora de Energia ¹	13.6	96.9
SPC Mata de Santa Genebra Transmissão ¹	-	10.8
SPC Cantareira Transmissora de Energia ¹	4.2	45.3
Other	40.2	264.6
Copel Distribuição	166.2	784.7
Copel Telecomunicações	25.1	107.7
Holding	-	5.5
Cutia Wind Farm Complex	0.6	90.0
Bento Miguel Wind Farm Complex	-	50.0
São Miguel do Gostoso Wind Farm Complex ¹	-	22.6
Other Invesment ²	55.5	116.3
TOTAL	427.5	2,476.9
¹ Referring to COPEL's stake.
² Including the gas blocks and other wind farms i n final stages of construction.

21

subject to rounding.

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Electricity sales to Copel Distribuição’s captive market came to 6,288 GWh in 1Q15, up 1.7% in comparison with 1Q14. The following table shows captive market trends by consumption segment:

	Number of Customers			Energy sold (GWh)
	Mar-15	Mar-14	Var. %	1Q15	1Q14	Var. %
Residential	3,462,231	3,354,777	3.2	1,897	1,923	(1.4)
Industrial	91,026	92,978	(2.1)	1,652	1,585	4.2
Commercial	371,123	342,723	8.3	1,498	1,447	3.5
Rural	372,203	373,136	(0.3)	651	639	1.9
Other	56,553	56,297	0.5	590	590	-
Captive Market	4,353,136	4,219,911	3.2	6,288	6,184	1.7

The residential segment consumed 1,897 GWh in 1Q15, 1.4% down, chiefly due to the decline in average consumption, from 191.7 kWh/month in 1Q14 to 183.2 kWh/month in 1Q15, in turn a result of above-average temperatures in the beginning of 2014. At the end of March 2015, this segment accounted for 30.2% of Copel’s captive market, totaling 3,462,231 residential customers.

Consumption from the industrial segment grew by 4.2% to 1,652 GWh, due to the return to the captive market of free customers in the food and pulp and paper segments, in addition to the expansion of industrial production in the last segment. At the end of the period, this segment represented 26.3% of Copel’s captive market, with the Company supplying power to 91,026 industrial customers.

The commercial segment consumed 1,498 GWh between January and March 2015, 3.5% up year on year, due to the 8.3% increase in the number of clients, partially offset by lower average consumption, as a result of lower temperatures at the beginning of 2015. At the end of March, this segment represented 23.8% of Copel’s captive market, with the Company supplying power to 371,123 commercial customers.

The rural segment consumed 651 GWh, growing by 1.9%, mainly due to the sustained excellent performance of agribusiness in the State of Paraná. At the end of March, this segment represented 10.4% of Copel’s captive market, with the Company supplying power to 372,203 rural customers.

Consumption from other segments (public agencies, public lighting, public services and own consumption) remained flat year on year at 590 GWh. These segments jointly accounted for 9.3% of Copel’s captive market, totaling 56,553 customers at the end of the period.

22

subject to rounding.

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, grew by 0.8% in 1Q15, as shown in the following table:

	Number of Customers / Agreements			Energy Sold (GWh)
	Mar-15	Mar-14	Var. %	1Q15	1Q14	Var. %
Captive Market	4,353,136	4,219,911	3.2	6,288	6,184	1.7
Concessionaries and Licensees	4	4	-	187	168	11.3
Free Customers ¹	127	131	(3.1)	1,030	1,095	(5.9)
Grid Market	4,353,267	4,220,046	3.2	7,505	7,447	0.8
¹ All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

6.3 Electricity Sales

Copel’s electricity sales to final customers, composed of Copel Distribuição's sales in the captive market and Copel Geração e Transmissão’s sales in the free market, increased by 0.8% in the first three months of 2015.

				Energy Sold (GWh)
	Segment	Market
			1Q15	1Q14	Var. %
Residential			1,897	1,923	(1.4)
		Total	2,649	2,629	0.7
Industrial		Captive	1,652	1,585	4.2
		Free	997	1,044	(4.6)
		Total	1,501	1,450	3.6
Commercial
		Captive	1,498	1,447	3.6
		Total	3	3	-
Rural			651	639	1.8
Other			589	590	-
Energy Supply			7,288	7,231	0.8

6.4 Total Energy Sold

Copel’s total energy sales, composed of the sales of Copel Distribuição and Copel Geração e Transmissão in all the markets, came to 11,919 GWh in the first quarter of 2015, 6.1% up on the same period last year. Copel Geração e Transmissão's sales reached 5,461 GWh until March, 11.8% up on the same period in 2014, due to the strategy of allocating energy to the short-term market in 2015. The following table shows Copel’s total electricity sales broken down between Copel Distribuição and Copel Geração e Transmissão:

23

subject to rounding.

	Number of Customers / Agreements			Energy Sold (GWh)
	Mar-15	Mar-14	Var. %	1Q15	1Q14	Var. %
Copel DIS
Captive Market	4,353,136	4,219,911	3.2	6,288	6,184	1.7
Concessionaries and Licensees	4	4	-	170	168	11.3
Total Copel DIS	4,353,140	4,219,915	3.2	6,458	6,352	1.7
Copel GeT
CCEAR (Copel DIS)	1	1	-	60	103	(41.4)
CCEAR (other concessionaries)	39	39	-	1,183	1,240	(4.6)
Free Customers	27	28	(3.6)	999	1,047	(4.5)
Bilateral Agreements ¹	25	33	(24.2)	1,697	1,993	(14.9)
CCEE (MCP) ²	0	-	-	1,522	501	203.6
Total Copel GeT	92	101	(8.9)	5,461	4,884	11.8
Total Copel Consolidated	4,353,232	4,220,016	3.2	11,919	11,236	6.1
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market.

In addition, the energy dispatched by the Araucária Thermal Power Plant totaled 963 GWh between January and March 2015. All the energy generated by the plant is sold in the short-term market.

			GWh
TPP Araucária - UEGA	1Q15	1Q14[1]	Var.%
Own Generation²	963	657	46.5
Font: ONS
¹ Since February 1, 2014, the Araucária TPP became operated by UEGA, a Copel subsidiary, which retains 80% of its capital (the remaining 20% is held by
² Value of gross generation verified by ONS, without considering losses of the Basic Network associated with the plant.

24

subject to rounding.

6.5 Energy Flow

Energy Flow – Copel Dis
			GWh
Energy Flow - Copel Dis	1Q15	1Q14	Var. %
Itaipu	1,466	1,447	1.3
CCEAR – Copel Geração e Transmissão	60	103	(41.4)
CCEAR – Other	3,797	3,282	15.7
CCEAR – Adjustment auction	648	-	-
CCEE (MCP)	391	1,197	(67.4)
Angra	259	258	0.4
CCGF	330	330	0.2
Itiquira	-	237	-
Proinfa	142	135	5.3
Elejor S.A	293	293	-
Available Power	7,386	7,282	1.4
Captive market	6,288	6,184	1.7
Wholesale	170	168	1.2
Losses and differences	928	930	(0.2)
Basic network losses	155	155	(0.2)
Distribution losses	689	694	(0.8)
CG contract allocation	84	81	4.1

Energy Flow – Copel GeT

			GWh
Energy Flow - Copel GeT	1Q15	1Q14	Var. %
Own Generation	7,352	6,139	19.8
CCEE (MCP)	-	-	-
MRE	-	-	-
Dona Francisca	151	151	-
Total Available Power	7,503	6,290	19.3
Bilateral Agreements	1,697	1,993	(14.9)
CCEAR – COPEL Distribuição	60	103	(41.4)
CCEAR – Other	1,183	1,240	(4.6)
Free Customers	999	1,047	(4.5)
CCEE (MCP)	1,522	494	208.2
MRE	1,860	1,133	64.2
Losses and differences	180	280	(35.5)

25

subject to rounding.

Consolidated Energy Flow (Jan/ Mar 2015)

			GWh
Consolidated Energy Flow	1T15	1T14	Var.%
Own Generation	7,351	6,138	19.8
Purchased energy	7,537	7,433	1.4
Itaipu	1,466	1,447	1.3
Auction – CCEAR	4,505	3,385	33.1
Itiquira	-	237	(100.0)
Dona Francisca	151	151	-
CCEE (MCP)	391	1,197	(67.3)
Angra	259	258	0.4
CCGF	330	330	-
MRE	-	-	-
Proinfa	142	135	5.2
Elejor	293	293	-
Total Available Power	14,888	13,571	9.7
Captive Market	6,288	6,184	1.7
Concessionaires	170	168	1.2
Free Customers	999	1,047	(4.6)
Bilateral Agreements	1,697	1,993	(14.9)
Auction – CCEAR	1,244	1,344	(7.4)
CCEE (MCP)	1,522	494	208.1
MRE	1,860	1,133	64.2
Losses and Differences	1,108	1,210	(8.4)
Basic network losses	335	435	(23.0)
Distribution losses	689	694	(0.7)
CG contract allocation	84	81	3.7
Amounts subject to changes after settlement by CCEE.
CCEAR: Energy Purchase Agreements in the Regulated Market.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
Don't consider the energy produced by TPP Araucária which was sold in the short-term market (MCP).

26

subject to rounding.

6.6 Tariffs

Power Purchase Average Tariff – Copel Distribuição

						R$ / MWh
	Amount	Mar-15	Dec-14	Mar-14	Var. %	Var. %
Tariff
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Itaipu [1]	639	284.46	143.91	125.30	97.7	14.9
Auction – CCEAR 2007 – 2014	0	-	157.87	147.81	-	6.8
Auction – CCEAR 2008 – 2015	52	132.78	132.79	124.82	-	6.4
Auction – CCEAR 2010 – H30	70	178.89	178.89	168.17	-	6.4
Auction – CCEAR 2010 – T15 [2]	65	189.41	189.41	178.06	-	6.4
Auction – CCEAR 2011 – H30	58	183.66	183.66	172.65	-	6.4
Auction – CCEAR 2011 – T15 [2]	54	208.85	208.85	196.33	-	6.4
Auction – CCEAR 2012 – T15 [2]	115	187.36	187.36	176.13	-	6.4
Auction – CCEAR 2014 - 2019 ³	109	343.27	395.11	-	-	-
Auction – CCEAR 2014 - 2019 [4]	279	270.81	270.81	-	-	-
Auction 2014 - 12M	0	-	191.41	191.41	-	-
Auction 2014 - 18M	10	175.79	165.20	165.20	6.4	-
Auction 2014 - 36M	163	159.60	149.99	149.99	6.4	-
Angra	120	164.88	146.48	145.96	12.6	0.4
CCGF [5]	396	29.23	31.78	30.48	(8.0)	4.3
Santo Antônio	134	113.83	113.83	107.01	-	6.4
Ji rau	204	100.12	100.12	94.12	-	6.4
Others Auctions [6]	551	268.58	314.61	246.68	(14.6)	27.5
Bilaterals	135	203.12	203.12	180.03	-	12.8
Total / Tariff Average Supply	3,154	202.95	192.42	157.43	5.5	22.2
[1] Furnas transport charge not included.
[2] Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable
³ Energy Agreements.
[4] Capacity Agreements.
[5] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[6] Products average price.

Sales to Distributors Average Tariff – Copel Geração e Transmissão

						R$ / MWh
Tariff	Amount	Mar-15	Dec-14	Mar-14	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Copel Geração e Transmissão	567	147.23	154.92	147.72	(5.0)	(0.3)
Auction CCEAR 2007 - 2014	-	-	124.19	116.81	-	-
Auction CCEAR 2008 - 2015	82	131.83	131.58	123.91	0.2	6.4
Auction CCEAR 2009 - 2016	249	150.53	150.49	141.48	-	6.4
Auction CCEAR 2011 - 2040 ( HPP Mauá)	105	171.86	171.65	161.50	0.1	6.4
Auction CCEAR 2013 - 2042 (Cavernoso II)¹	-	188.75	182.37	176.13	3.5	7.2
Auction CCEAR 2014 (12 months)	-	-	191.80	191.80	-	-
Auction - CCEAR 2015 - 2045 (UHE Colíder)	131	130.86	-	-	-	-
Copel Distribuição
Concession holders in the State of Paraná	87	199.44	196.30	155.73	1.6	28.1
Total / Tariff Weighted Average Supply¹	654	154.14	160.38	148.61	27.0	3.7
¹ The commercial operation of HPP Cavernoso II has been suspended since 09.24.2014.

27

subject to rounding.

Sales to Final Customers Average Tariff Copel Distribuição – without ICMS

					R$ / MWh
Tariff	Mar-15	Dec-14	Mar-14	Var %	Var %
	(1)	(2)	(3)	(1/2)	(1/3)
Industrial ¹	350.31	263.69	210.69	32.8	66.3
Residential	416.57	326.31	263.50	27.7	58.1
Commercial	392.48	300.88	241.66	30.4	62.4
Rural	262.79	199.78	160.63	31.5	63.6
Other	321.88	231.68	188.03	38.9	71.2
Retail distribution average rate	367.54	281.28	226.12	30.7	62.5
¹ Free customers not included.
Do not consider the tariff flags.

7. Capital Market

7.1 Capital Stock

 Copel’s capital amounts to R$6,910.0 million, represented by shares with no par value. The Company's current number of shareholders is 25,157. In March 2015 the Company’s capital was as follows:

							Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	-	-	85,029	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,874	13.7	129	33.8	100,901	78.6	120,903	44.2
BM&FBovespa	18,900	13.0	129	33.8	54,548	42.5	73,577	26.9
NYSE	974	0.7	-	-	46,286	36.0	47,260	17.3
LATIBEX	-	-	-	-	67	0.1	67	-
Other	297	0.2	252	66.2	61	0.1	612	0.1
TOTAL	145,030	100.0	381	100.0	128,244	100.0	273,655	100.0

28

subject to rounding.

7.2 Stock Performance

		Common		Preferred "B"
Stock Performance (Jan - Mar/ 15)		(CPLE3 / ELPVY)		(CPLE6 / ELP / XCOP)
		Total	Daily average	Total	Daily average
	Number of Trades	9,377	154	195,225	3,200
	Volume Traded	2,680,700	43,946	32,273,400	529,072
BM&FBovespa	Trading Value (R$ thousand)	60,292	988	1,056,948	17,327
	Presence in Trading Sessions	61	100%	61	100%
	Volume Traded	256,559	5,031	38,583,786	632,521
NYSE	Trading Value (US$ thousand)	2,102	41	440,664	7,224
	Presence in Trading Sessions	51	84%	61	100%
	Volume Traded	-	-	87,746	1,462
LATIBEX	Trading Value (Euro thousand)	-	-	898	15
	Presence in Trading Sessions	-	-	60	95%

From January through March 2015, the free float accounted for 44.2% of the Company’s capital. Copel’s market capitalization, based on the stock prices on all markets at the end of March 2015, was R$7,731.8 million. Out of the 68 stocks that make up the Ibovespa index, Copel’s class B preferred shares accounted for 0.4% of the portfolio, with a Beta index of 0.8. Copel also accounted for 6.3% of the BM&FBovespa’s Electric Power Index (IEE). In the Corporate Sustainability Index (ISE), Copel PNB accounted for 0.9% and Copel ON 0.1%.

Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the São Paulo Stock Exchange (BM&FBovespa). Copel’s common and class B preferred shares closed the period at R$23.50 and R$33.65, with a negative variation of 5.6% and 6.3% respectively. In the same period the Ibovespa had positive change of 2.3%.

On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 100% of the trading sessions and closed the period at US$10.48, with a negative variation of 20.4%. Over this period, the Dow Jones Index negative by 0.3%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 95% of the trading sessions and closed the period at €9.59, with a negative variation of 13.8%. In the same period the Latibex All Shares index had negative growth of 5.3%.

The table below summarizes Copel’s share prices in 1Q15:

29

subject to rounding.

		Price / Points
Quotes 03.31.2015	Ticker / Index			Var. (%)
		03.31.2015	12.31.2015
	CPLE3	R$ 23.50	R$ 24.90	(5.6)
BM&FBovespa	CPLE6	R$ 33.65	R$ 35.90	(6.3)
	Ibovespa	51,150	50,007	2.3
NYSE	ELP	US$ 10.48	US$ 13.17	(20.4)
	Dow Jones	17,776	17,823	(0.3)
LATIBEX	XCOP	€ 9.59	€ 11.13	(13.8)
	Latibex	1,655	1,747	(5.3)

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2010:

				Thousands of R$	R$ per Share
Type of Earning	Fiscal Year	Approved on	Paid on	(gross)	Common	Preferred "A"	Preferred "B"
Total	2010			281,460	0.98027	2.52507	1.07854
IOC¹	2010	08/17/10	09/20/10	85,000	0.29662	0.32638	0.32638
Dividends	2010	04/28/11	05/23/11	81,460	0.28328	1.04782	0.31167
IOC	2010	04/28/11	05/23/11	115,000	0.40037	1.15087	0.44049
Total	2011			421,091	1.46833	2.52507	1.61546
IOC¹	2011	08/11/11	09/15/11	225,814	0.78803	0.86706	0.86706
IOC	2011	04/26/12	05/29/12	195,277	0.68030	1.65801	0.74840
Total	2012			268,554	0.93527	2.52507	1.02889
IOC¹	2012	12/19/12	01/15/13	138,072	0.47920	2.52507	0.52720
Dividends	2012	04/25/13	05/23/13	130,482	0.45607	-	0.50169
Total	2013			560,537	1.95572	2.52507	2.15165
IOC¹	2013	11/13/13	12/16/13	180,000	0.62819	0.69111	0.69111
Dividends¹	2013	11/13/13	12/16/13	145,039	0.50617	0.55688	0.55688
Dividends	2013	04/24/14	05/28/14	235,498	0.82136	1.27708	0.90366
Total	2014			622,523	2.17236	2.52507	2.39000
IOC¹	2014	10/24/14	11/21/14	30,000	0.10469	0.11519	0.11519
Dividends¹	2014	10/24/14	11/21/14	350,770	1.22416	1.34678	1.34678
Dividends	2014	04/23/15	06/22/15	241,753	0.84351	1.06310	0.92803
¹ In advance

30

subject to rounding.

8. Operating Performance

8.1 Generation

In Operation

Copel Geração e Transmissão

The chart below presents the main information on Copel GeT's power plants and the electricity they produced between January and March 2015:

Power Plants	Installed	Assured Power	Generation	Concession
	Capacity (MW)	(Average MW)	(GWh)	Expires
Hydroelectric Power Plants	4,732.1	2,057.6	7,335.3
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1,676.0	576.0	1,974.6	23.05.2023
Gov. Ney Aminthas de B. Braga (Segredo)	1,260.0	603.0	2,249.9	15.11.2029
Gov. José Richa (Salto Caxias)	1,240.0	605.0	2,231.0	04.05.2030
Gov. Pedro V. Parigot de Souza (Capivari-Cachoeira)	260.0	109.0	394.3	07.07.2015
Mauá (1)	185.2	100.8	365.6	03.07.2042
Guaricana (2)	36.0	16.1	45.5	16.08.2026
Cavernoso II (3)	19.0	10.6	0.0	27.02.2046
Chaminé	18.0	11.6	22.7	16.06.2026
Apucaraninha	10.0	6.7	17.2	12.10.2025
Mourão	8.2	5.3	7.9	07.07.2015
Derivação do Rio Jordão	6.5	5.9	12.8	15.11.2029
Marumbi	4.8	2.4	6.0	(4)
São Jorge	2.3	1.5	4.1	03.12.2024
Chopim I	2.0	1.5	1.7	07.07.2015
Cavernoso (3)	1.3	1.0	0.0	07.01.2031
Melissa	1.0	0.6	1.5	(5)
Salto do Vau	0.9	0.6	0.0	(5)
Pitangui	0.9	0.1	0.5	(5)
Thermal Power Plant	20.0	10.3	15.7
Figueira	20.0	10.3	15.7	26.03.2019
Wind Energy Plants	2.5	0.5	0.6
Eólica de Palmas (6)	2.5	0.5	0.6	28.09.2029
TOTAL	4,754.6	2,068.4	7,351.6
(1) Refered to COPEL's participation (51% of power plant capacity of 363 MW).
(2) In process of upgrading.
(3) Power plant with operation suspended due to fortuitous events in 2014.
(4) Submitted to ANEEL for ratification.
(5) Power plants with capacity below 1 MW are only required to be registered at ANEEL.
(6) Average wind plant generation.

Additionally, Copel GeT is responsible for operating and maintaining the SHP Rio dos Patos (1.7 MW of installed capacity and 1.0 MW average of assured power), whose concession agreement has expired on February 14, 2014, until a new bidding process is performed. The energy generated by the project is provided in the form of cota and therefore not part of the Copel GeT’s assured power.

31

subject to rounding.

Copel Renováveis

Wind Farm Complex São Bento

On February 26, 2015 began the commercial operation of the Wind Complex São Bento, located in State of Rio Grande do Norte. The complex consists of 4 wind farms that have an installed capacity of 94.0 MW and assured power of 46.3 average MW. The energy produced was sold in the 2nd Alternative Sources Auction, held on August 26, 2010, the average price of R$134.52/MWh.

Wind Farm Complex Copel Brisa Potiguar

The Santa Maria and Santa Helena wind farms began operations, each one with installed capacity of 29.7 MW and assured energy of 15.7 average-MW. These projects belong to the Brisa Potiguar Wind Farm Complex, in Rio Grande do Norte, and had their energy traded on the 4th Reserve Energy Auction, on August 18, 2011, the average price of R$101.98 / MWh. As a result, Copel now has an installed capacity of 153.4 MW in wind power projects in operation, plus 456.2 MW under construction, as shown below:

		Installed	Assured Power			Expiration of
Wind Farm	Auction ¹			Price ²	Wind farm location
		Capacity (MW)	(Average MW)			Authorization
São Bento		94.0	46.3	134.52
Boa Vista		14.0	6.3	137.99		Apr-46
Olho d'Água	2nd LFA	30.0	15.3	133.97	São Bento do Norte	May-46
São Bento do Norte	(08.26.2010)	30.0	14.6	133.97		May-46
Farol		20.0	10.1	133.97		Apr-46
Copel Brisa Potiguar		59.4	31.4	101.98
Santa Maria	4th LER	29.7	15.7	101.98		May-47
	(08.18.2011)				João Câmara
Santa Helena		29.7	15.7	101.98		Apr-47
Total		153.4	77.7	121.4
¹ LFA - Auction of Alternative Sources/ LER - Auction Reserve Energy.
² Historical price. Value will be adjusted by the IPCA.

Interest in Generation Projects

Copel holds interests in six power generation projects at the operational stage, with a total installed capacity of 1,786.6 MW, 606 MW refered to Copel´s stake, as shown below:

32

subject to rounding.

	Installed	Assured Power			Concession
Company	Capacity		Partners	PPA signed with
	(MW)	(Average MW)			Expires
COPEL - 20%
TPP Araucária	484.1	365.2	COPEL GeT - 60%	¹	Dec-29
(UEG Araucária)			Petrobras - 20%
HPP Santa Clara			COPEL - 70%	COPEL Dis
	123.4	72.4			Oct-36
(Elejor)			Paineira Participações - 30%	Free customers
HPP Fundão			COPEL - 70%	COPEL Dis
	122.5	67.9			Oct-36
(Elejor)			Paineira Participações - 30%	Free customers
COPEL - 23,03%
HPP Dona Francisca			Gerdau - 51,82%
	125.0	78.0		COPEL GeT	Aug-33
(DFESA)			Celesc - 23,03%
Desenvix - 2,12%
SHP Júlio de Mesquita			COPEL - 35,77%
	29.1	20.4		Free customers	Apr-30
Filho (Foz do Chopim)			Silea Participações - 64,23%
COPEL - 0,82%
CEB Lajeado - 16,98%
Paulista Lajeado Energia S.A. - 5,94%
HPP Lajeado	902.5	526.6	EDP Energias do Brasil S.A. - 4,57%	²	Dec-32
(Investco S.A.)			Lajeado Energia S.A. - 62,39%
Furnas Centrais Elétricas S.A. - 0,21%
Other - 9,09%

¹ Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.
² The assets of the Lajeado HPP are leased to its other concession holders in proportional shares of the existing assets.

Under Construction

Copel Geração e Transmissão

Copel GeT is building two hydroelectric power plants that will add 405 MW to its total installed capacity, as described below.

	Installed Capacity	Assured Power
Power Plants			Stake
	(MW)	(Average MW)
HPP Colíder	300	179.6	100% Copel GeT
			30% Copel GeT
HPP Baixo Iguaçu	350	172.8	70 % Geração Céu Azul S.A
Total ¹	405	231.4
¹ Adjusted for Copel’s stake

Colíder Hydroelectric Power Plant

In Aneel New Energy Auction 03/2010, held on July 30, 2010, Copel GeT won the concession for the implementation and operation of the Colíder HPP for 35 years. On January 17, 2011, the federal government and Copel GeT entered into 01/2011-MME-UHE Colíder Concession Agreement involving the use of public assets for electricity generation.

33

subject to rounding.

The plant will have an installed capacity of 300 MW and assured energy of 179.6 average-MW and is being implemented on the Teles Pires River, in Mato Grosso State. Investments are estimated at R$1.8 billion and start-up is scheduled for April 2016. On the base date of August 1, 2010, 125 average-MW were traded at R$103.40/MWh, restated by the IPCA consumer price index. The sold energy will be supplied for 30 years as of January 2015 and the remaining energy will be available for sale.

The project is in the final stage of construction. Part of the dam is in the finishing stage, with coating being applied and the drainage system installed. The electromechanical equipment is being installed in the powerhouse. The first generating unit is in an advanced stage.

As a result of force majeure and government acts during the implementation of the Colíder Hydroelectric Power Plant, Copel Geração e Transmissão is requesting with Aneel a waiver of responsibility, totaling 644 days, related to the delay in the plant’s startup, initially scheduled for December 30, 2014. Copel GeT has been honoring Colíder HPP’s CCEAR commitments, totaling 125 average-MW, using energy from other plants in its portfolio. In order to so, the Company has refrained from selling energy in the spot market, at the PLD, in order to sell at the CCEAR prices (R$140.10/MWh on March 31, 2015). In 1Q15, the delay led to a R$73.0 million revenue loss, characterized by the difference between the sale price of the energy traded in the plant's CCEARs and the PLD, recorded as a provision for doubtful accounts. The Company awaits Anatel’s decision regarding the revision of the schedule for this plant’s startup in order to possibly reverse this provision.

Baixo Iguaçu Hydroelectric Power Plant

Copel GeT a 30% interest in the Baixo Iguaçu Consortium, which is responsible for Baixo Iguaçu HPP construction and operation. The power plant will have an installed capacity of 350 MW and assured energy of 172.8 average-MW and it is being built on the Iguaçu River, between the municipalities of Capanema and Capitão Leônidas Marques, in southwest Paraná. Part of the energy that will be produced (121 average-MW) was sold in the 7th New Energy Auction, held on September 30, 2008, at R$98.98/MWh.

The startup of unit 1 was scheduled for April 2016 and (unit 1)  June and August 201 (unit 2 and 3 respectively), pursuant to the concession agreement signed on August 20, 2012, will be postponed due to the suspension of the Installation License. Civil construction and assembly works have been suspended since July 2014 due to legal disputes.

Copel Renováveis

Wind Farm Complex

Copel  Renováveis is expanding its energy generation matrix with renewable sources by building wind farm complexes in the State of Rio Grande do Norte, consisting of 18 projects with a total installed capacity estimated at 456.2 MW, as follows:

34

subject to rounding.

		Installed Capacity	Assured Power			CAPEX	Premium Value		Expiration of
Wind Farm	Auction ¹			Price ³	Start up			Wind farm location
		(MW) ²	(Average MW)			(R$ million)	(R$ million)		Authorization
Brisa Potiguar		124.2	61.2	130.37		399.9	217.1
Nova Eurus IV		27.0	13.7	135.40				Touros	Apr-46
Nova Asa Branca I	2nd LFA	27.0	13.2	135.40	Jul-15	399.9	217.1	S. Miguel Gostoso	Apr-46
Nova Asa Branca II	(08/26/2010)	27.0	12.8	135.40				Parazinho	May-46
Nova Asa Branca III		27.0	12.5	135.40				Parazinho	May-46
	4th LER
Ventos de Santo Uriel	(08/18/2011)	16.2	9.0	101.19	May-15			João Câmara	Apr-47
Cutia [4]		332.0	126.2	140.9		1287.2	23.6
Dreen Cutia		25.2	9.6	144.00		97.6		Pedra Grande	Jan-42
Dreen Guajiru		21.6	8.3	144.00		83.8		Pedra Grande	Jan-42
Esperança do Nordeste	6th LER	30.0	9.1	144.00	Oct-17	116.1	9.4	São Bento do Norte	s
GE Jangada	(10/31/2014)	30.0	10.3	144.00		114.9		São Bento do Norte	Jan-42
GE Maria Helena		30.0	12.0	144.00		114.9		São Bento do Norte	Jan-42
Paraíso dos Ventos do Nordeste		30.0	10.6	144.00		115.7		São Bento do Norte	s
Potiguar		28.8	11.5	144.00		112.1		São Bento do Norte	s
São Bento do Norte I		24.2	9.7	136.97				São Bento do Norte	s
São Bento do Norte II		24.2	10.0	136.97				São Bento do Norte	s
São Bento do Norte III	20th LEN	22.0	9.6	136.97	Jan-19	532.2	14.2	São Bento do Norte	s
São Miguel I	(11/28/2014)	22.0	8.7	136.97				São Bento do Norte	s
São Miguel II		22.0	8.4	136.97				São Bento do Norte	s
São Miguel III		22.0	8.4	136.97				São Bento do Norte	s
Total		456.2	187.4	137.49		1687.1	240.7
¹ Types of auctions: LFA - Auction of Alternative Sources / LER - Auction Reserve Energy / LEN - New Energy Auction.
² The installed capacity of the new projects can be optimized in relation to the registered at auctions.
[3] Historical price. Value will be adjusted by the IPCA.
[4] The value the CAPEX corresponds to the recorded in EPE.
5 In granting / authorization process.

Interest in Wind Farms

Copel has 49% interest in the São Miguel do Gostoso wind farm complex, in the State of Rio Grande do Norte. The São Miguel do Gostoso wind farm complex, which is already under implementation, comprises four wind farms, 108 MW installed capacity, whose energy was sold in the Fourth Reserve Energy Auction by avarege price R$98,92 MWh, under twenty-year contracts, with supply beginning in July, 2015.

	Installed Capacity¹	Assured Power			CAPEX³		Wind farm	Expiration of
Wind Farm			Price²	Start up		Stake (%)
	(MW)	(Average MW)			(R$ million)		location	Authorization
Voltália - São Miguel do Gostoso I
Carnaúbas	27.0	13.1			127.1			Apr-47
Reduto	27.0	14.4	98.92	Jun-15	128.9	49% COPEL	São Miguel do	Apr-47
Santo Cristo	27.0	15.3			128.9	51% Voltalia	Gostoso (RN)	Apr-47
São João	27.0	14.3			128.9			Mar-47
Total	108.0	57.1	98.92		513.9
¹ The capacity envisaged in the Auction was altered based on the characteristics of Acciona Windpower’s equipment, respecting the volume of energy sold.
² Historical price. Value will be adjusted by the IPCA.
³ CAPEX estimated by Brazilian Electricity Regulatory Agency (Aneel) on the date of the auction.

Copel now has 509.1 MW of installed capacity estimated at wind projects under construction. Additionally, Copel has wind projects que adding 159 MW in the portfolio, see more details in item 8.6.

35

subject to rounding.

8.2 Transmission

In Operation

The table below presents Copel’s transmission concession agreements and the main features of its transmission lines and substations:

			TL	Substation		APR ¹	Concession
Subsidiary / SPC	Contract	Enterprise	Extension (km)	Amount	MVA	(R$ million)	Expiration
Copel GeT	060/2001	Several	1,919	32	12,202	150.1	Dec-42
Copel GeT	075/2001	TL Bateias - Jaguariaiva	137	-	-	16.5	Jul-31
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	0.9	Mar-38
Copel GeT	027/2009	TL Foz - Cascavel Oeste	116	-	-	10.1	Nov-39
Copel GeT	015/2010	Cerquilho III Substation	-	1	300	4.2	Oct-40
Copel GeT	005/2012	TL Foz do Chopim - Salto Osório	10	-	-	1.1	Aug-42
Subtotal Copel GeT ²			2,214	33	12,502	182.9	-
Costa Oeste		TL Cascavel Oeste - Umuarama Sul
Copel GeT - 51%	001/2012		143	1	300	5.4	Jan-42
Eletrosul - 49%		Umuarama Sul Substation
Transm. Sul Brasileira
Copel GeT - 20%	004/2012	Nova Sta Rita - Camaquã	798	1	300	11.5	May-42
Eletrosul - 80%
		TL Guaíra - Umuarama Sul
Caiuá Transmissora		TL Cascavel Norte - Cascavel Oeste
Copel GeT - 49%	007/2012		136	2	700	10.1	May-42
Elecnor - 51%		Santa Quitéria Substation / Cascavel
		Norte Substation
Integração Maranhense
Copel GeT - 49%	011/2012	TL Açailandia - Miranda II	365	-	-	15.2	May-42
Elecnor - 51%
Subtotal SPCs ³			1,442	4	1,300	42.1
Total			3,656	37	13,802	225.0
¹ Refered to Copel's stake.
² Consolidated Financial Statement.
³ Equity in Earning of Subsidiaries.

Under Construction

Copel GeT is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 4,462 km of transmission lines and 11 substations and will generate APR of R$659.0 million, R$337.3 million of which refers to Copel Get stake.

Copel’s interest in the transmission projects is available in the table below:

36

subject to rounding.

		Signing of						APR¹	CAPEX ²		Concession
Subsidiary / SPC	Auction	Contract	Enterprise	State	km	Subst	Partnerships	(R$ million)	(R$ million)	Start up	Expiration
Copel GeT	001/10	Oct-10	TL Araraquara II — Taubaté	SP	356	-	100% COPEL GeT	26.0	250.0	Jun-16	Oct-40
Copel GeT	005/12	Aug-12	TL Londrina - Figueira	PR	88	-	100% COPEL GeT	3.6	37.0	May-15	Aug-42
			TL As sis — Paraguaçu Paulista II		37	-				Nov-15	Feb-43
Copel GeT	007/12	Feb-13		SP			100% COPEL GeT	6.5	57.8
			Paraguaçu Paulista II Substation		-	1				Nov-15	Feb-43
Copel GeT	007/13	Jan-14	TL Bateias - Curitiba Norte	PR	33	1	100% COPEL GeT	6.7	69.0	Jan-16	Jan-44
Copel GeT	001/14	Sep-14	TL Foz do Chopim - Realeza	PR	53	1	100% COPEL GeT	5.7	49.0	Mar-17	Sep-44
Copel GeT	001/14	Sep-14	TL Assis – Londrina	SP / PR	120	-	100% COPEL GeT	15.0	135.0	Sep-17	Sep-44
Subtotal Copel GeT					687	3		63.5	597.8
Marumbi	006/11	May-12	TL Curitiba - Curitiba Leste	PR	28	1	80% Copel GeT	12.1	88.8	Jun-15	May-42
							20% Eletrosul
Matrinchã	002/12	May-12	TL Paranaíta - Ribeirãozi nho	MT	1,005	3	49% Copel GeT	71.0	882.0	Sep-15	May-42
							51% State Grid
Guaraciaba	002/12	May-12	TL Ribeirãozinho - Marimbondo	MT / GO /	600	1	49% Copel GeT	41.1	441.0	Nov-15	May-42
				MG			51% State Grid
							24,5% Copel GeT
Paranaíba	007/12	May-13	TL Barreiras II - Pirapora II	BA / MG /	967	-	24,5% Furnas	24.6	235.2	May-16	May-43
				GO			51% State Grid
Mata de Santa	007/13	May-14	TL Araraquara II - Bateias	SP / PR	847	3	50,1% Copel GeT	87.4	784.6	Oct-17	May-44
Genebra							49,9% Furnas
							49% Copel GeT
Cantareira	001/14	Sep-14	TL Estreito - Fernão Dias	SP / MG	328	-		37.7	305.8	Mar-18	Sep-44
							51% Elecnor
Subtotal SPC					3,775	8		273.8	2,737.3
Total					4,462	11		337.3	3,335.1
¹ Update according to Aneel Ratification Resolution 1756/2014 (R$ milion) / Adjusted for Copel’s stake.
² ANEEL reference value (R$ million) / Adjusted for Copel’s stake.

8.3 Distribution

In the distribution business, Copel serves more than 4.3 million energy consumers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 13,8 kV, 34.5 kV, 69 kV, 138 kV and some of 230 kV voltage levels.

Voltage	Km	Substations	MVA
13.8 kV	102,288	-	-
34.5 kV	82,510	230	1,542
69 kV	727	35	2,400
88 kV1	-	-	5
138 kV	5,563	96	6,614
230 kV	126	-	-
Total	191,215.0	361	10,561
[1] Not automated.

37

subject to rounding.

Compact-Design Distribution Lines

Copel Distribuição has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines in operation on March 31, 2015 was 6,921 km.

Secondary Isolated Lines

Copel Dis has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. The total length of installed secondary isolated lines closed 1Q15 at 12,810 km.

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The more severe weather events compared to previous years contributed to increasing outage duration and frequency indicators (DEC and FEC, respectively) in 2014 and beginning of 2015. The trends for these indicators, as well as for average waiting times, are shown below:

Jan-Mar	DEC ¹	FEC ²	Total time service (hours)
	(hours)	(outages)
2011	3.11	2.44	1:37
2012	2.73	2.23	1:36
2013	2.99	2.26	1:48
2014	4.19	2.72	2:23
2015	3.96	2.48	2:26
¹ DEC measured in hours and hundredths of an hour
² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date

38

subject to rounding.

8.4 Telecommunications

Copel Telecomunicações has a optical backbone, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's transmission Copel Telecom and providing the contracted services.

In March 2015, the backbone cable network extended for 9,698 km and the access network extended for 17,848 km. Currently, we serve the 399 municipalities in the State of Paraná and another two in State of Santa Catarina. Copel Telecom has substantially expanded its customer base in recent years, as shown below.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

39

subject to rounding.

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

Company	Sector	Partners
Dominó Holdings S.A.	Sanitation	COPEL - 49.0%
Andrade Gutierrez - 51.0%
COPEL - 7.6%
State of Paraná - 58.7%
Dominó Holdings S.A. - 12,2%
Sanepar	Sanitation	Daleth Participações - 8.3%
Andrade Gutierrez - 2.1%
Other - 11,1%
COPEL - 51.0%
Compagas	Gas	Mitsui Gás - 24.5%
Gaspetro - 24.5%
COPEL - 30.0%
Paraná Gás Exploração	Oil and natural gas	Petra Energia [1] - 30.0%
e Produção S.A		Bayar Participações -30.0%
Tucumann Engenharia - 10.0%
Sercomtel S.A. Telecom	Telecommunications	COPEL - 45.0%
Município de Londrina - 55.0%
Carbocampel S.A.	Coal mining	COPEL - 49.0%
Carbonífera Cambuí - 51.0%
Escoelectric Ltda	Services	COPEL - 40.0%
Lactec - 60.0%
COPEL - 48.0%
Copel-Amec Ltda [2]	Services	Amec - 47.5%
Lactec - 4.5%
[1] Operating Company.
[2] Being liquidated.

40

subject to rounding.

Accounting Information

Accounting information concerning Copel’s interests in other companies in March 2015 is shown in the following table:

				R$'000
		Shareholders'	Net Oper.
Partnerships	Total Assets			Net Income
		Equity	Revenues
Parent Company (Consolidated)
Compagas S.A.	596,804	287,732	408,951	9,706
Elejor S.A.	706,992	41,915	56,699	656
UEG Araucária Ltda	1,304,464	1,063,755	560,060	155,346
Jointly-controlled entities (Equity in earning)
Costa Oeste Transmissora de Energia S.A.	98,673	48,081	5,710	3,508
Caiuá Transmissora de Energia S.A.	223,335	92,625	4,577	1,275
Mata de Santa Genebra S.A	107,407	54,040	-	1,843
Dominó Holdings S.A.	478,662	469,602	-	10,606
Guaraciaba Transmissora de Energia (TP Sul) S.A.	813,641	313,504	-	15,585
Integração Maranhense Transmissora de Energia S.A.	427,804	182,837	55,985	(2,868)
Marumbi Transmissora de Energia S.A.	146,403	50,767	13,350	4,595
Matrinchã Transmissora de Energia (TP Norte) S.A.	1,650,788	934,054	-	29,437
Paranaíba Transmissora de Energia S.A.	666,422	286,961	-	8,151
Transmissora Sul Brasileira de Energia S.A.	725,543	347,805	12,693	1,350
Cantareira Transmissora S.A	44,053	31,531	5,997	362
Voltália São Miguel do Gostoso Participações S.A	106,490	106,230	-	(491)
Associates (Equity in erarning)
Sanepar	7,631,420	3,789,921	666,624	87,585
Dona Francisca Energética S.A.	258,005	243,721	21,505	9,650
Foz do Chopim Energética Ltda	45,649	42,423	11,593	6,752
[1] This data was adjusted to Copel's practices.

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 340.6 MW of installed capacity to the Company's portfolio.

41

subject to rounding.

	Estimated Installed Capacity	Estimated Assured Power	COPEL' Stake
Project	(MW)	(Average MW)	(%)
SHP	206.2	114.6
SHP Bela Vista	29.0	18.0	36.0
SHP Dois Saltos	25.0	13.6	30.0
SHP Foz do Curucaca	29.5	16.2	15.0
SHP Salto Alemã	29.0	15.9	15.0
SHP São Luiz	26.0	14.3	15.0
SHP Pinhalzinho	10.9	5.9	30.0
SHP Alto Chopim	20.3	11.2	15.0
SHP Burro Branco	10.0	5.1	30.0
SHP Rancho Grande	17.7	9.7	15.0
SHP Foz do Turvo	8.8	4.7	30.0
HPP	331.0	165.5
HPP São Jerônimo	331.0	165.5	41.2
WPP	159.0	70.2
WPP Complexo Alto Oriente	60.0	27.4	100.0
WPP Complexo Jandaia	99.0	42.8	100.0
Total	696.2	350.3
¹ The insta lled capacity of the new projects can be optimized in relation to the regis tered at auctions.

São Jerônimo Hydroelectric Power Plant

The project comprises the future São Jerônimo Hydroelectric Power Plant, with an estimated installed capacity of 331 MW, located on the Tibagi River, in the State of Paraná. This project’s implementation will be based on the concession for the use of public assets in Aneel Auction Notice 02/2001 and has been awarded to Consórcio São Jerônimo, in which Copel holds a 41.2% interest. The beginning of the works depends on authorization by the National Congress, pursuant to article 231, paragraph 3 of the Federal Constitution, as the plant’s reservoir is in indigenous areas.

Thermal Power Generation

Copel has been developing feasibility studies for four thermal power plants to be built in the State of Paraná, which may add up to 1,373 MW in installed capacity to the Company's portfolio, as shown below.

Project	Estimated Installed Capacity (MW)	Fuel	Location
Araucária II TPP ¹	373.0	Natural Gas	Araucária - PR
Litoral TPP	400.0	Natural Gas	Paranaguá - PR
Litoral II TPP	400.0	Natural Gas	Paranaguá - PR
Norte Pioneiro TPP	200.0	Coal	Sapopema - PR
Total	1,373.0
¹ Owns Preliminary and Installation License by Instituito Ambiental do Paraná.

The feasibility of natural gas thermal power plants is conditioned to the construction of a regasification termination in Paranaguá, on the coast of State of Paraná. However, Copel is negotiating with Petrobras to use the regasification terminal on Guanabara Bay, in State of Rio de Janeiro, in order to import liquefied natural gas (LNG) to meet the Araucária II Thermal Power Plant’s possible need for gas.

42

subject to rounding.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The following table features these plants, which have a joint installed capacity 459.3 MW:

Project	Estimated Installed Capacity (MW)
HPP Apertados	139.0
HPP Comissário	140.0
HPP Foz do Piquiri	93.2
HPP Ercilândia	87.1
Total	459.3

The public hearings for the Apertados and Ercilândia hydroelectric power plants were held in November 2014, thus fulfilling one of the legal requirements for the respective environmental licenses to be issued. The environmental license applications are currently being reviewed by the Environmental Institute of Paraná State. The preliminary environmental license is a condition for the technical qualification of the projects in the new energy auctions promoted by Aneel.

Tapajós Hydroelectric Complex

Copel entered into a Technical Cooperation Agreement with eight other companies to conduct studies on the Tapajós and Jamanxim Rivers in Brazil’s North Region, including the environmental assessment of the Tapajós River Basin and the feasibility of the Tapajós River Complex, comprising five plants with a joint installed capacity of over 12 thousand MW. The plants currently under study are: Jatobá, with 2,338 MW, and São Luiz do Tapajós, the biggest, with 8,040 MW, both on the Tapajós River. On the Jamanxim River, the Company will be studying the Cachoeira do Caí, Cachoeira dos Patos and Jamanxim Hydroelectric Power Plants. The Technical and Economic Feasibility Study of the São Luiz do Tapajós Hydroelectric Power Plant (EVTE) was submitted to Aneel for examination in April 2014. The document contains a study of the technical and economic conditions that comprise one of the feasibility aspects of building the plant and will be an integral part of the documentation included in the invitation to bid for the plant’s concession. The Environmental Impact Assessments and Environmental Impact Reports (EIA/RIMA) were concluded and delivered to IBAMA (Brazilian Institute of Environment and Renewable Natural Resources) in May 2014. The Company is awaiting for the public hearings to be scheduled.  At the moment, the situation of indigenous peoples is under study. Technicians from FUNAI (National Indian Foundation) are studying the possible impacts on indigenous communities.

43

subject to rounding.

Oil and Gas Exploration and Production

On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by Copel (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce oil and natural gas in four blocks in an 11,327-km² area in the midwestern region of the State of Paraná. The consortium’s total investment will come to R$ 78.1 million in the first phase of exploration, for the term of four years granted by the ANP. Copel and its partners Bayar, Tucumann and Petra signed concession contracts for 2 blocks in May 2014. The activities of the first phase of exploitation by the consortium are suspended in the other blocks due to a public-interest civil action, as a result the respective concession contracts have yet to be signed.

9. Other Information

9.1 Human Resources

Copel’s workforce closed 1Q15 at 8,610 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

Headcount	2012	2013	2014	1T15
Geração e Transmissão	1,841	1,702	1,554	1,559
Distribuição	7,169	6,375	6,071	6,089
Telecomunicações	458	434	601	596
Holding	-	136	329	327
Participações	-	-	11	11
Renováveis	-	-	26	28
TOTAL	9,468	8,647	8,592	8,610

On March 31, 2015, Copel Distribuição had 4,353,136 customers, representing a consumer-to-employee ratio of 715. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 159, 7 and 12 employees, respectively.

44

subject to rounding.

9.2 Main Operational Indicators

		Installed
Generation		capacity	Transmission
		(MW)
Copel GeT			Copel GeT
In operation		4,754.6	In operation
Hydroeletric	18	4,732.1	Transmission Lines (km)	2,214
Thermal	1	20.0	Substation (amount)	33
Wind power	1	2.5	Under construction
Under construction		405.0	Transmission Lines (km)	687
Hydroeletric	2	405.0	Substation (amount)	3
Copel Holding			Partnership
In operation		153.4	In operation
Wind farms	6	153.4	Transmission Lines (km)	1,442
Under construction		456.2	Substation (amount)	4
Wind farms	18	456.2	Under construction
Partnership			Transmission Lines (km)	3,775
In operation		606.0	Substation (amount)	8
Hydroeletric	5	218.7
Thermal	1	387.3
			Copel Distribuition
Under construction		52.9
Wind farms	4	52.9	Distribution lines (km)	191,215
			Substations	361
			Installed power substations (MVA)	10,561
Copel Telecommunication
			Municipalities served	395
Optical cables backbone network (km)		9,698	Locations served	1,113
Optical cables access network (km)		17,848	Captive customers	4,353,136
Cities served in Parana State		399	Customers by distribution employee	715
Cities served in Santa Catarina State		2	DEC (in hundredths of an hour and minute)	3.96
Customers		27,594	FEC (number of outages)	2.48

Administration
Total employees		8,610
Copel Geração e Transmissão		1,559	Copel Participações	11
Copel Distribuição		6,089	Copel Renováveis	28
Copel Telecomunicações		596	Copel Holding	327

45

subject to rounding.

9.3 Conference Call 1Q15 Results

Information about 1Q15 Results Conference Call:

>     Friday, May 15, 2015, at 3:00 p.m. (Brasília time)

>     Telephone: (+1 516) 300 1066

>     Code: Copel

A live webcast of the conference call will be available at: www.copel.com/ir

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (+ 55 41) 3222-2027

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

46

subject to rounding.

Exhibit I – Consolidated Cash Flow Statement

		R$'000
Consolidated Cash Flow	1Q15	1Q14
Cash flows from operating activities
Net income for the period	469,991	583,050
Adjustments to reconcile net income with the cash provided by operating activities	395,499	462,303
Depreciation	90,079	91,252
Amortization	69,192	62,720
Unrealized monetary and exchange variations , net	59,529	(5,705)
Remuneration of accounts receivable related to the conces sion	(28,348)	(14,844)
Sectoral as sets and liabilities result	(354,493)	-
Equity in earnings of subs idiaries	(46,362)	(55,269)
Income Tax a nd Social Contribution	308,560	283,071
Deferred Income Tax a nd Social Contribution	(62,013)	(50,565)
Reversal of provision for los ses from devaluation of investments	-	(1,774)
Net operational provisions and reversals	220,773	61,034
Provisions for post employment benefits	68,643	53,839
Provision for res earch and development and energy efficiency	36,549	27,416
Write off of intangible a s sets related to concess ion - goodwill	7,967	9,252
Write off of property, plant, a nd equipment	12,423	103
Write off of intangible a s sets	13,000	1,773
Decrese (increase) in assets	(616,252)	(1,297,899)
Increase (reduction) of liabilities	(21,036)	216,262
Net cash generated by operating activities	228,202	(36,284)
Cash flows from investing activities
Bonds and securities	249,326	181,649
Additions - net effect of a cquired cash	-	(284)
Additions in investments	(22,449)	(43,174)
Additions to property, plant, a nd equipment	(286,072)	(182,806)
Additions to intangible	(253,523)	(270,543)
Cus tomer contributions	57,346	24,886
Net cash generated (used) by investing activities	(255,372)	(290,272)
Cash flows from financing activities	0	0
Loans and fina ncing obtained	455,095	-
Debentures Issued	-	29,374
Amortization of principal amounts of loans and financing	(25,118)	(46,415)
Amortization of principal amounts of debentures	(10,152)	(10,152)
Dividends and interes t on own capital paid	(313)	(3,191)
Net cash used by financing activities	419,512	(30,384)
Increase (decrease) in cash and cash equivalents	392,342	(356,940)
Cash a nd cash equivalents at the beginning of the year	740,131	1,741,632
Cash a nd cas h equivalents at the end of the year	1,132,473	1,384,692
Variation in cash and cash equivalents	392,342	(356,940)

47

subject to rounding.

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

Income Statement	1Q15	4Q14	1Q14	Var.%
	(1)	(2)	(3)	(1/3)
OPERATING REVENUES	908,913	654,245	843,149	7.8
Electricity sales to final customers	140,470	133,881	109,407	28.4
Electricity sales to distributors	655,155	414,527	627,486	4.4
Use of the main distribution and transmission grid	64,890	53,181	45,661	42.1
Construction revenue	38,314	39,446	49,527	(22.6)
Other operating revenues	10,084	13,210	11,068	(8.9)
OPERATING COSTS AND EXPENSES	(481,481)	(1,451,450)	(361,283)	33.3
Electricity purchased for resale	(19,165)	(192,048)	(19,071)	0.5
Charges of main distribution and transmission grid	(61,385)	(58,734)	(52,649)	16.6
Personnel and management	(53,291)	(80,789)	(46,741)	14.0
Pension and healthcare plans	(14,499)	(14,825)	(12,942)	12.0
Materials and supplies	(3,807)	(4,000)	(4,832)	(21.2)
Materials and supplies for power eletricity	(5,727)	(7,199)	(3,936)	45.5
Third-party services	(25,476)	(29,054)	(28,510)	(10.6)
Depreciation and amortiza tion	(71,817)	(78,132)	(73,253)	(2.0)
Provisions and reversals	(124,637)	(892,328)	(21,705)	474.2
Construction cost	(43,268)	(46,601)	(57,960)	(25.3)
Other cost a nd expenses	(58,409)	(47,740)	(39,684)	47.2
EQUITY IN EARNINGS OF SUBSIDIARIES	123,321	110,549	89,712	37.5
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	550,753	(686,656)	571,578	(3.6)
FINANCIAL RESULTS	3,403	21,320	35,954	(90.5)
Financial income	17,148	29,569	45,848	(62.6)
Financial expenses	(13,745)	(8,249)	(9,894)	38.9
OPERATIONAL EXPENSES/ INCOME	554,156	(665,336)	607,532	(8.8)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(145,607)	360,918	(175,977)	(17.3)
Income tax and social contribution on profit	(208,145)	30,902	(216,447)	(3.8)
Deferred income tax and social contribution on profit	62,538	330,016	40,470	54.5
NET INCOME (LOSS)	408,549	(304,418)	431,555	(5.3)
EBITDA	622,570	(608,524)	644,831	(3.5)
48

subject to rounding.

Income Statement – Copel Distribuição

Income Statement	1Q15	4Q14	1Q14	Var.%
	(1)	(2)	(3)	(1/3)
OPERATING REVENUES	2,598,677	3,019,618	1,639,732	58.5
Electricity sales to final customers	1,189,139	1,165,629	813,842	46.1
Electricity sales to dis tributors	74,822	92,332	26,219	185.4
Use of the main distribution and transmission grid	548,683	554,408	531,322	3.3
Construction revenue	204,152	237,644	230,916	(11.6)
Sectorial assets and liabilities result	560,885	1,033,866	-	-
Other operating revenues	20,996	(64,261)	37,433	(43.9)
OPERATING COSTS AND EXPENSES	(2,608,974)	(2,107,629)	(1,714,849)	52.1
Electricity purchased for resale	(1,783,895)	(1,458,751)	(1,035,148)	72.3
Charges of main distribution and transmission grid	(157,696)	88,646	(90,924)	73.4
Personnel and management	(145,378)	(237,971)	(130,850)	11.1
Pension and healthcare plans	(42,248)	(36,569)	(31,285)	35.0
Materials a nd supplies	(15,927)	(13,173)	(12,742)	25.0
Third-party services	(82,449)	(84,448)	(62,592)	31.7
Depreciation and amortization	(59,091)	(56,661)	(54,399)	8.6
Provisions and reversals	(78,816)	(16,267)	(37,917)	107.9
Cons truction cost	(204,152)	(237,644)	(230,916)	(11.6)
Other cost and expenses	(39,322)	(54,791)	(28,076)	40.1
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	(10,297)	911,989	(75,117)	(86.3)
FINANCIAL RESULTS	57,930	23,283	55,825	3.8
Financial income	129,792	78,100	103,653	25.2
Financial expenses	(71,862)	(54,817)	(47,828)	50.3
OPERATIONAL EXPENSES/ INCOME	47,633	935,272	(19,292)	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(18,796)	(319,846)	4,717	-
Income tax and social contribution on profit	-	2,337	(2,549)	-
Deferred income tax and social contribution on profit	(18,796)	(322,183)	7,266	-
NET INCOME (LOSS)	28,837	615,426	(14,575)	-
EBITDA	48,794	968,650	(20,718)	-
49

subject to rounding.

Income Statement– Copel Telecomunicações

Income Statement	1Q15	4Q14	1Q14	Var.%
	(1)	(2)	(3)	(1/3)
NET OPERATING REVENUES	64,767	61,482	48,363	33.9
Revenues from telecommunications	54,608	48,147	46,790	16.7
Other operating revenues	10,159	13,335	1,573	545.8
OPERATING COSTS AND EXPENSES	(43,246)	(48,007)	(27,949)	54.7
Personnel and management	(18,142)	(27,797)	(10,324)	75.7
Pension and healthcare plans	(4,392)	(2,537)	(2,066)	112.6
Materials and supplies	(433)	(557)	(287)	50.9
Third-party services	(7,837)	(6,164)	(4,287)	82.8
Depreciation and amortization	(7,335)	(7,220)	(6,793)	8.0
Provisions and reversals	(1,624)	(496)	(1,151)	41.1
Other cost and expenses	(3,483)	(3,236)	(3,041)	14.5
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	21,521	13,475	20,414	5.4
FINANCIAL RESULTS	474	211	1,241	(61.8)
Income tax and social contribution on profit	826	1,230	1,036	(20.3)
Deferred income tax and social contribution on profit	(352)	(1,019)	205	-
OPERATIONAL EXPENSES / INCOME	21,995	13,686	21,655	1.6
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(7,499)	1,902	(7,349)	2.0
Income tax and social contribution on profit	(9,280)	570	(8,137)	14.0
Deferred income tax and social contribution on profit	1,781	1,332	788	126.0
NET INCOME (LOSS)	14,496	15,588	14,306	1.3
EBITDA	28,856	20,695	27,207	6.1
50

subject to rounding.

Exhibit III – Financial Statements by Company

Balance Sheet by Company

										R$'000
	Geração e					UEG
Assets - Mar/15		Distribuição	Telecom	Compagas	Elejor		Other¹	Holding	Eliminations	Consolidated
	Transmissão					Araucária
CURRENT	1,365,332	3,538,410	75,842	276,415	45,858	891,660	219,638	409,309	(385,329)	6,437,135
Cash and cash equivalents	437,584	232,053	2,533	46,118	22,291	187,473	185,468	18,953	-	1,132,473
Bonds and securities	62,072	-	-	-	-	218,162	-	156	-	280,390
Collaterals and escrow a ccounts	-	1,230	-	1,775	-	-	5,321	-	-	8,326
Customers	394,401	1,798,520	48,356	180,335	20,462	484,028	18,553	-	(181,952)	2,762,703
Dividends receivable	16,891	-	-	-	-	-	6,236	205,507	(200,425)	28,209
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	96,713	-	96,713
Sectorial financial assets	-	1,003,048	-	-	-	-	-	-	-	1,003,048
Account receivable related to concession	7,103	-	-	-	-	-	-	-	-	7,103
Accounts receivable related to the concession extensi on	309,022	-	-	-	-	-	-	-	-	309,022
Other current receivables	103,217	307,681	4,218	724	1,978	1,997	1,240	13,466	715	435,236
Inventories	29,320	90,331	15,776	2,408	-	-	-	-	-	137,835
Income tax a nd s ocia l contributi on	245	25,983	811	2,150	640	-	2,139	71,340	-	103,308
Other current recoverable ta xes	2,928	49,826	4,115	42,347	-	-	9	-	-	99,225
Prepaid expenses	2,549	29,738	33	558	487	-	161	18	-	33,544
Related parties	-	-	-	-	-	-	511	3,156	(3,667)	-
NON-CURRENT	8,949,500	6,448,681	547,604	320,389	661,134	412,804	1,660,667	15,693,092	(13,732,553)	20,961,318
Long Term Assets	1,130,457	5,399,504	70,422	26,985	28,380	229	26,094	2,005,395	(111,545)	8,575,921
Bonds a nd s ecurities	54,637	2,131	-	-	-	-	-	-	-	56,768
Collaterals and escrow accounts	-	67,319	-	-	-	-	-	-	-	67,319
Cus tomers	3,320	39,315	32,822	-	-	-	-	-	-	75,457
CRC trans fe rred to the State Government of Paraná	-	-	-	-	-	-	-	1,254,741	-	1,254,741
Judici al depos its	54,046	359,752	6,462	5,364	31	229	68	274,173	-	700,125
Sectoral financial assets	-	423,039	-	-	-	-	-	-	-	423,039
Account receivable related to concession	682,186	4,085,966	-	1,945	-	-	-	-	-	4,770,097
Accounts receivable related to the concession extension	160,217	-	-	-	-	-	-	-	-	160,217
Other receivables	59,526	16,213	-	1,070	-	-	-	341	-	77,150
Income tax and social contribution	552	14,116	-	-	-	-	-	117,008	-	131,676
Other recoverabl e ta xes	50,131	341,210	25,666	18,431	28,349	-	-	113,326	-	577,113
Deferred income tax and social contribution	65,842	50,443	5,472	-	-	-	-	-	-	121,757
Receivables from subsidiaries	-	-	-	175	-	-	-	-	-	175
Prepaid Expenses	-	-	-	-	-	-	26,026	245,806	(111,545)	160,287
Investments	1,687,825	1,374	-	-	-	-	396,509	13,684,026	(14,043,835)	1,725,899
Property, Plant and Equipment, net	6,075,198	-	461,550	-	445,432	412,302	1,237,899	346	-	8,632,727
Intangible Assets	56,020	1,047,803	15,632	293,404	187,322	273	165	3,325	422,827	2,026,771
TOTAL	10,314,832	9,987,091	623,446	596,804	706,992	1,304,464	1,880,305	16,102,401	(14,117,882)	27,398,453
¹ Wind Farms , Copel Renovávei s and Copel Participações

51

ubject to rounding.

										R$'000
Assets - Mar/14	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Outras¹	Holding	Elimin. e Reclassif.	Consolidado
CURRENT	2,092,450	2,624,747	55,553	299,488	69,110	639,032	111,698	220,738	(521,071)	5,591,745
Cash and cash equivalents	1,024,996	116,155	7,646	44,701	48,186	9,413	107,760	25,835	-	1,384,692
Bonds and securities	117,616	7,463	-	-	-	94,243	-	145	-	219,467
Collaterals and escrow accounts	-	5	-	562	-	-	-	-	-	567
Customers	355,427	1,095,456	25,686	209,653	19,372	518,666	-	-	(217,139)	2,007,121
Dividends receivable	2,578	-	-	-	-	-	-	80,361	(67,911)	15,028
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	87,447	-	87,447
Account receivable related to concession	4,726	-	-	-	-	-	-	-	-	4,726
Accounts receivable related to the concession extension	352,161	-	-	-	-	-	-	-	-	352,161
Other current receivables	181,897	953,972	3,804	1,184	1,060	449	2,777	9,532	(593)	1,154,082
Inventories	29,295	94,777	7,775	1,150	-	-	-	-	-	132,997
Income tax and social contribution	4,779	47,802	6,071	-	-	-	766	17,418	-	76,836
Other current recoverable taxes	17,333	57,961	4,366	41,826	-	16,261	9	-	-	137,756
Prepaid expenses	1,642	15,729	205	412	492	-	385	-	-	18,865
Receivables from subsidiaries	-	235,427	-	-	-	-	1	-	(235,428)	-
NON-CURRENT	8,526,667	5,817,535	434,824	247,723	692,065	414,643	232,372	14,508,501	(12,031,871)	18,842,459
Long Term Assets	922,720	4,520,961	41,064	15,119	32,759	229	2,706	1,910,728	(65,803)	7,380,483
Bonds and securities	70,183	42,303	-	-	-	-	-	-	-	112,486
Collaterals and escrow accounts	-	43,829	-	-	-	-	-	-	-	43,829
Customers	5,218	124,957	15,181	-	-	-	-	-	-	145,356
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,307,932	-	1,307,932
Judicial deposits	44,021	366,275	4,614	245	42	229	7	273,221	-	688,654
Account receivable related to concess ion	465,030	3,233,261	-	-	-	-	-	-	-	3,698,291
Accounts receivable related to the concession extension	277,605	-	-	-	-	-	-	-	-	277,605
Other receivables	5,935	9,120	-	14,677	-	-	-	37	-	29,769
Income tax and social contribution	526	13,183	-	-	-	-	-	171,178	-	184,887
Other recoverable taxes	54,202	66,059	4,998	-	-	-	-	-	-	125,259
Deferred i ncome tax and social contribution	-	621,974	16,271	-	32,717	-	-	95,054	-	766,016
Advances to suppliers	-	-	-	197	-	-	202	-	-	399
Receivables from s ubsidiaries	-	-	-	-	-	-	2,497	63,306	(65,803)	-
Investments	938,958	4,012	-	-	-	-	-	12,567,017	(12,267,090)	1,242,897
Property, Plant and Equipment, net	6,615,382	-	379,308	-	463,213	414,255	217,369	33	-	8,089,560
Intangible Assets	49,607	1,292,562	14,452	232,604	196,093	159	12,297	30,723	301,022	2,129,519
TOTAL	10,619,117	8,442,282	490,377	547,211	761,175	1,053,675	344,070	14,729,239	(12,552,942)	24,434,204
¹ Wind Farms, Copel Renováveis a nd Copel Participações

52

ubject to rounding.

										R$'000
Liabilities -Mar/15	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	1,141,531	2,558,450	74,168	243,215	157,600	229,368	726,312	396,533	(397,760)	5,129,417
Social charges and accruals	51,948	160,638	19,613	6,794	255	152	1,785	12,495	-	253,680
Associated companies and parent company	-	-	-	-	-	-	14,557	-	(14,557)	-
Suppliers	198,859	1,224,918	9,114	206,422	11,078	132,181	309,003	3,314	(181,237)	1,913,652
Income Ta x and Social Contribution payable	178,260	-	1,291	-	-	68,543	983	-	-	249,077
Other taxes	68,375	77,182	4,951	1,931	1,581	10,734	1,103	168	-	166,025
Loans and financing	551,254	425,802	5,740	-	-	-	20,470	323,693	(1,541)	1,325,418
Debentures	-	51,283	-	9,199	40,488	-	362,151	47,683	-	510,804
Dividends payable	-	124,791	31,300	15,545	47,113	15,000	4,043	3,811	(200,425)	41,178
Post employment benefits	9,414	26,359	1,274	-	-	-	-	-	-	37,047
Customer charges due	6,037	166,084	-	-	-	-	-	-	-	172,121
Research and development and energy efficiency	40,778	123,769	-	-	4,261	2,692	-	-	-	171,500
Payables related to concession - Use of Public Property	3,608	-	-	-	51,447	-	-	-	-	55,055
Other accounts payable	32,998	177,624	885	3,324	1,377	66	12,217	5,369	-	233,860
NON-CURRENT	2,475,092	2,845,143	89,925	65,857	507,477	11,341	588,969	1,940,664	(386,950)	8,137,518
Associated companies and parent company	-	-	1,000	-	-	-	301,972	-	(302,972)	-
Suppli ers	14,249	3,376	-	-	-	-	-	-	-	17,625
Deferred income tax and social contribution	-	-	-	-	-	-	4,555	-	-	4,555
Tax liabilities	185,864	68,260	3,990	-	-	-	83	1,019	-	259,216
Loans and financing	1,204,598	525,917	26,035	-	-	-	279,496	622,675	(83,978)	2,574,743
Debentures	-	999,063	-	44,355	101,427	-	-	995,420	-	2,140,265
Pos t-employment benefits	224,745	594,550	52,264	4,844	-	-	2,619	8,608	-	887,630
Research and development and energy efficiency	54,324	122,432	-	-	-	11,341	-	-	-	188,097
Payables related to the concession - Use of Pub.Property	39,954	-	-	-	405,649	-	-	-	-	445,603
Other payabl es	31	-	-	-	-	-	244	-	-	275
Tax, social security, labor and civil provisions	751,327	531,545	6,636	16,658	401	-	-	312,942	-	1,619,509
EQUITY	6,698,209	4,583,498	459,353	287,732	41,915	1,063,755	-	13,765,204	(13,333,172)	14,131,518
Attributable to controlling shareholders	6,698,209	4,583,498	459,353	287,732	41,915	1,063,755	565,024	13,765,204	(13,699,486)	13,765,204
Capital	3,505,994	2,624,841	240,398	135,943	35,503	707,440	636,431	6,910,000	(7,886,550)	6,910,000
Advance for Future Capital Increase	-	828,000	63,800	-	-	-	8,000	-	(899,800)	-
Equity valuation adjustments	1,073,790	(108,193)	(16,876)	(1,548)	256	-	(2,016)	946,829	(945,413)	946,829
Legal Res erves	331,298	157,187	12,022	21,238	5,500	23,299	1,177	685,147	(551,721)	685,147
Retained earnigs	1,324,415	1,052,826	145,513	122,393	-	177,670	18,361	4,516,825	(2,841,178)	4,516,825
Additional proposed dividends	23,481	-	-	-	-	-	-	241,753	(23,481)	241,753
Accrued earnings (losses)	439,231	28,837	14,496	9,706	656	155,346	(96,929)	464,650	(551,343)	464,650
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	366,314	366,314
TOTAL	10,314,832	9,987,091	623,446	596,804	706,992	1,304,464	1,880,305	16,102,401	(14,117,882)	27,398,453
¹ Wind Farms , Copel Renováveis and Copel Participações

53

ubject to rounding.

Income Statement by Company

										R$'000
Liabilities - Mar/14	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	709,892	2,198,307	52,799	244,711	136,932	218,446	196,333	570,236	(523,841)	3,803,815
Social charges and accruals	42,690	149,006	11,608	5,946	213	97	1,989	22,190	-	233,739
Associated companies and parent company	-	-	-	-	-	-	1	235,427	(235,428)	-
Suppliers	284,725	1,397,876	9,198	220,486	2,043	179,974	38,245	1,208	(217,619)	1,916,136
Income Tax and Social Contribution payable	169,652	609	2,866	9,441	8,012	8,109	-	1,999	-	200,688
Other taxes	23,228	179,883	3,741	1,221	1,684	25,512	1,876	1	(109)	237,037
Loans and financing	78,378	177,578	5,726	-	-	-	154,118	280,592	(2,774)	693,618
Debentures	-	43,851	-	-	40,490	-	-	-	-	84,341
Dividends payable	29,697	-	14,604	5,598	30,525	-	4	3,005	(67,911)	15,522
Post employment benefits	8,263	22,311	1,106	-	-	-	-	2	-	31,682
Customer charges due	17,687	16,442	-	-	-	-	-	-	-	34,129
Research and development and energy efficiency	17,718	105,217	-	-	3,130	4,660	-	-	-	130,725
Payables related to concession - Use of Public Property	2,413	-	-	-	49,686	-	-	-	-	52,099
Other payables	35,441	105,534	3,950	2,019	1,149	94	100	25,812	-	174,099
NON-CURRENT	2,676,543	2,886,918	69,478	34,632	540,761	-	68,876	979,487	(129,168)	7,127,527
Associated companies and parent company	-	-	-	-	-	-	68,636	-	(68,636)	-
Suppliers	22,188	22,716	-	-	-	-	-	-	-	44,904
Deferred income tax and social contribution	16,116	54,096	3,079	-	-	-	10	314	-	73,615
Tax liabilities	380,177	-	-	1,712	-	-	-	-	-	381,889
Loans and financing	1,286,996	642,986	31,604	-	-	-	-	684,283	(60,532)	2,585,337
Debentures	-	998,531	-	29,644	141,946	-	-	-	-	1,170,121
Pos t-employment benefits	292,673	610,950	30,535	2,499	-	-	-	16,671	-	953,328
Research and development and energy efficiency	60,205	112,562	-	-	-	-	-	-	-	172,767
Payables related to the concession - Use of Public Property	32,888	-	-	-	398,515	-	-	-	-	431,403
Other payables	-	-	-	-	-	-	230	-	-	230
Tax, social security, labor and civil provisions	585,300	445,077	4,260	777	300	-	-	278,219	-	1,313,933
EQUITY	7,232,682	3,357,057	368,100	267,868	83,482	835,229	-	13,179,516	(11,899,933)	13,502,862
Attributable to controlling shareholders										13,179,516
Capital	3,505,994	2,624,841	240,398	135,943	35,503	707,440	85,027	6,910,000	(7,335,146)	6,910,000
Equity valuati on adjustments	1,119,247	(150,149)	(4,940)	-	256	-	-	949,261	(964,414)	949,261
Legal Reserves	297,179	135,294	9,093	18,220	4,541	-	9	624,849	(464,336)	624,849
Retained earnigs	1,700,880	761,646	109,243	81,463	29,887	-	177	3,897,833	(2,683,296)	3,897,833
Additional proposed dividends	153,180	-	-	-	-	-	-	235,498	(153,180)	235,498
Accrued earnings (losses )	456,202	(14,575)	14,306	32,242	13,295	127,789	(6,352)	562,075	(622,907)	562,075
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	323,346	323,346
TOTAL	10,619,117	8,442,282	490,377	547,211	761,175	1,053,675	344,070	14,729,239	(12,552,942)	24,434,204
¹ Wind Farms , Copel Renováveis and Copel Participações

54

ubject to rounding.

Income Statement 1Q15	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
NET OPERATING INCOME	908,913	2,598,677	64,767	408,951	56,699	560,060	15,184	-	(376,149)	4,237,102
Electricity sales to final customers	140,470	1,189,139	-	-	-	-	-	-	(909)	1,328,700
Electricity sales to distributors	655,155	74,822	-	-	56,697	560,056	15,184	-	(68,894)	1,293,020
Use of the main distribution and transmission grid	64,890	548,683	-	-	-	-	-	-	(18,468)	595,105
Construction revenue	38,314	204,152	-	25,766	-	-	-	-	-	268,232
Telecommunications	-	-	54,608	-	-	-	-	-	(7,006)	47,602
Distribution of piped gas	-	-	-	383,178	-	-	-	-	(261,703)	121,475
Sectorial assets and liabilities result	-	560,885	-	-	-	-	-	-	-	560,885
Other operating revenues	10,084	20,996	10,159	7	2	4	-	-	(19,169)	22,083
OPERATING COSTS AND EXPENSES	(481,481)	(2,608,974)	(43,246)	(395,604)	(30,959)	(330,098)	(51,629)	(41,968)	376,148	(3,607,811)
Energy purchased for resale	(19,165)	(1,783,895)	-	-	(16,261)	-	(41,238)	-	68,807	(1,791,752)
Charges of the main distribution and transmission grid	(61,385)	(157,696)	-	-	(2,106)	(4,794)	(2,285)	-	17,854	(210,412)
Personnel and management	(53,291)	(145,378)	(18,142)	(6,904)	(709)	(420)	(3,939)	(15,018)	-	(243,801)
Private pension and health plans	(14,499)	(42,248)	(4,392)	(543)	-	(73)	(479)	(1,954)	-	(64,188)
Materials	(3,807)	(15,927)	(433)	(353)	(28)	(38)	(53)	(64)	-	(20,703)
Raw material and supplies - energy production	(5,727)	-	-	-	-	(303,100)	-	-	262,102	(46,725)
Natural gas and supplies for gas business	-	-	-	(350,556)	-	-	-	-	-	(350,556)
Third-party services	(25,476)	(82,449)	(7,837)	(3,703)	(2,451)	(12,035)	(701)	(2,019)	27,435	(109,236)
Depreciation and amortization	(71,817)	(59,091)	(7,335)	(4,766)	(6,709)	(8,658)	-	(895)	-	(159,271)
Provisions and reversals	(124,637)	(78,816)	(1,624)	(73)	-	-	-	(15,623)	-	(220,773)
Construction cost	(43,268)	(204,152)	-	(25,766)	-	-	-	-	-	(273,186)
Other operating costs and expenses	(58,409)	(39,322)	(3,483)	(2,940)	(2,695)	(980)	(2,934)	(6,395)	(50)	(117,208)
EQUITY IN EARNINGS OF SUBSIDIARIES	123,321	-	-	-	-	-	(29,664)	463,220	(510,515)	46,362
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	550,753	(10,297)	21,521	13,347	25,740	229,962	(66,109)	421,252	(510,516)	675,653
FINANCIAL RESULTS	3,403	57,930	474	1,764	(24,751)	5,478	(1,083)	(2,330)	-	40,885
Financial income	17,148	129,792	826	2,507	506	8,147	4,802	56,158	(10)	219,876
Financial expenses	(13,745)	(71,862)	(352)	(743)	(25,257)	(2,669)	(5,885)	(58,488)	10	(178,991)
OPERATIONAL EXPENSES / INCOME	554,156	47,633	21,995	15,111	989	235,440	(67,192)	418,922	(510,516)	716,538
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(145,607)	(18,796)	(7,499)	(5,405)	(333)	(80,094)	(3,859)	15,046	-	(246,547)
Income tax and social contribution on profit	(208,145)	-	(9,280)	(8,625)	(8)	(80,094)	(2,191)	(217)	-	(308,560)
Deferred income tax and social contribution on profit	62,538	(18,796)	1,781	3,220	(325)	-	(1,668)	15,263	-	62,013
NET INCOME	408,549	28,837	14,496	9,706	656	155,346	(71,051)	433,968	(510,516)	469,991
Attributed to controllings hareholders	-	-	-	-	-	-	-	-	-	433,968
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	36,023
EBITDA	622,570	48,794	28,856	18,113	32,449	238,620	(66,109)	422,147	(510,516)	834,924
¹ Wind Farms , Copel Renováveis and Copel Participações

55

ubject to rounding.

Income Statement 1Q14	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
NET OPERATING INCOME	843,149	1,639,732	48,363	389,142	60,103	474,393	-	-	(403,810)	3,051,072
Electricity sales to final customers	109,407	813,842	-	-	-	-	#REF!	-	(539)	922,710
Electricity sales to distributors	627,486	26,219	-	-	60,103	466,029	-	-	(71,911)	1,107,926
Use of the main distribution and transmission grid	45,661	531,322	-	-	-	-	-	-	(19,059)	557,924
Construction revenue	49,527	230,916	-	9,405	-	-	-	-	-	289,848
Telecommunications	-	-	46,790	-	-	-	-	-	(7,538)	39,252
Distribution of piped gas	-	-	-	377,827	-	-	-	-	(296,966)	80,861
Other operating revenues	11,068	37,433	1,573	1,910	-	8,364	-	-	(7,797)	52,551
OPERATING COSTS AND EXPENSES	(361,283)	(1,714,849)	(27,949)	(340,718)	(13,771)	(316,356)	(3,215)	(27,419)	403,808	(2,401,752)
Energy purchased for resale	(19,071)	(1,035,148)	-	-	-	-	-	-	71,909	(982,310)
Charges of the main distribution and transmission grid	(52,649)	(90,924)	-	-	(1,943)	(3,689)	-	-	18,628	(130,577)
Personnel and management	(46,741)	(130,850)	(10,324)	(6,070)	(586)	(327)	(1,558)	(22,368)	-	(218,824)
Private pension and health plans	(12,942)	(31,285)	(2,066)	(480)	-	-	(164)	(2,480)	-	(49,417)
Materials	(4,832)	(12,742)	(287)	(228)	(29)	(26)	(1)	(41)	-	(18,186)
Raw material and supplies - energy production	(3,936)	-	-	-	-	(297,958)	-	-	296,966	(4,928)
Natural gas and supplies for gas business	-	-	-	(314,758)	-	-	-	-	-	(314,758)
Third-party services	(28,510)	(62,592)	(4,287)	(4,266)	(2,127)	(4,797)	(819)	(717)	16,330	(91,785)
Depreciation and amortization	(73,253)	(54,399)	(6,793)	(4,028)	(6,705)	(8,606)	-	(188)	-	(153,972)
Provisions and reversals	(21,705)	(37,917)	(1,151)	111	-	-	-	(372)	-	(61,034)
Construction cost	(57,960)	(230,916)	-	(9,405)	-	-	-	-	-	(298,281)
Other operating costs and expenses	(39,684)	(28,076)	(3,041)	(1,594)	(2,381)	(953)	(673)	(1,253)	(25)	(77,680)
EQUITY IN EARNINGS OF SUBSIDIARIES	89,712	-	-	-	-	-	-	529,186	(563,629)	55,269
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	571,578	(75,117)	20,414	48,424	46,332	158,037	(3,215)	501,767	(563,631)	704,589
FINANCIAL RESULTS	35,954	55,825	1,241	637	(26,198)	2,588	3,031	37,889	-	110,967
Financial income	45,848	103,653	1,036	1,649	1,233	4,855	3,103	63,741	(107)	225,011
Financial expenses	(9,894)	(47,828)	205	(1,012)	(27,431)	(2,267)	(72)	(25,852)	107	(114,044)
OPERATIONAL EXPENSES / INCOME	607,532	(19,292)	21,655	49,061	20,134	160,625	(184)	539,656	(563,631)	815,556
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(175,977)	4,717	(7,349)	(16,819)	(6,839)	(27,150)	-	(3,089)	-	(232,506)
Income tax and social contribution on profit	(216,447)	(2,549)	(8,137)	(17,182)	(9,583)	(27,150)	-	(2,023)	-	(283,071)
Deferred income tax and social contribution on profit	40,470	7,266	788	363	2,744	-	-	(1,066)	-	50,565
NET INCOME	431,555	(14,575)	14,306	32,242	13,295	133,475	(184)	536,567	(563,631)	583,050
Attributed to controlling shareholders	-	-	-	-	-	-	-	-	-	536,567
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	46,483
EBITDA	644,831	(20,718)	27,207	52,452	53,037	166,643	(3,215)	501,955	(563,631)	858,561

56

ubject to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 20, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.